Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 [redacted]
Facsimile: 2537 1013, 2810 0506 Email: [redacted]

Please address correspondence to
PO Box 915, GPO Hong Kong

25th November 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-4086</u>

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

1. Announcement published in the newspapers on 25th November 2005 regarding the Company's Notice of Extraordinary General Meeting; and

2. A printed copy of our Company's Circular on Discloseable and Connected Transactions – Disposal of Attributable Interests in CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd. and ETSA Utilities dated 25th November 2005.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

The Standard Friday, November 25, 2005

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hongkong Electric Holdings Limited (the "Company") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 13th December, 2005 at 11:30 a.m. for the purposes of considering and, if thought fit, passing with or without modification the following resolution as an **ORDINARY RESOLUTION:**

"**THAT** the disposal by the Company of the attributable interests in CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd. and ETSA Utilities and the carrying out by the Company of the related transactions (collectively, the "**Transactions**") on the terms and subject to the conditions of the agreement made between the Company and Cheung Kong Infrastructure Holdings Limited dated 9th November, 2005 (the "**Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, and details of which are set out in the circular to the shareholders of the Company dated 25th November, 2005 (the "**Circular**") of which this notice of meeting forms part, and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or the Transactions be and are hereby approved; and any two executive Directors be and are hereby authorised to execute all such documents and deeds (and if necessary apply the common seal of the Company thereto) and do and authorise all such acts, matters and things as they may in their discretion consider necessary or desirable on behalf of the Company for the purpose of implementing, and otherwise in connection with, the Agreement and the Transactions or the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations, under the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/or the Transactions, including agreeing any modifications, amendments, waivers, variations or extensions of the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Transactions, as such Directors may deem fit."

By order of the Board
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 25th November, 2005

Notes:

(1) The above resolution will be put to the vote at the meeting by way of a poll.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member of the Company. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong not later than 48 hours before the time for holding the meeting (or any adjournment thereof).

(3) The Register of Members of the Company will be closed from Thursday, 8th December, 2005 to Tuesday, 13th December, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the above meeting (or any adjournment thereof), all share transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on Wednesday, 7th December, 2005.

(4) Shareholders are advised to read the circular to shareholders of the Company dated 25th November, 2005 which contains information concerning the resolution to be proposed at the above meeting (or any adjournment thereof).

As at the date of this notice, the Executive Directors of the Company are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor and Mr. Frank John SIXT; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. Holger KLUGE (Independent Non-executive Director), Mr. George Colin MAGNUS, Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.

香港經濟日報 2005年11月25日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

股東特別大會通告

茲通告香港電燈集團有限公司(「本公司」)謹訂於二零零五年十二月十三日(星期二)上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以考慮及酌情通過下列決議案為**普通決議案**(不論有否修訂)：

「**動議**批准本公司根據本公司與長江基建集團有限公司於二零零五年十一月九日訂立之協議(「**該協議**」，其註有「A」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)及在其條件所規限下出售於CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd.及ETSA Utilities之應佔權益及本公司進行之有關交易(統稱為「**該等交易**」，有關詳情載於本公司於二零零五年十一月二十五日向本公司股東發出之通函(「**通函**」，本大會通告為其中部分))，以及實行、行使或實施該協議及／或該等交易項下之任何權利及履行其任何責任；並授權任何兩名執行董事簽立所有有關文件及契據(及如有需要加蓋本公司印鑑)及代表本公司作出及授權彼等酌情認為必需或合宜之一切有關行動、事宜及事情，以實行該協議及該等交易或實行、行使或實施該協議及／或該等交易訂立或與之有關之任何契據、文件、承諾或責任項下之任何權利及履行其任何責任，包括於董事可能視為適合之情況下同意任何修改、修訂、豁免、更改或延長該協議及／或根據該等交易訂立或與之有關之任何契據、文件、承諾或責任。」

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零五年十一月二十五日

附註：

(一) 上述決議案將於會上以投票方式表決。

(二) 有權出席大會及於會上投票之本公司股東，均有權委任代表出席及代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表)。代表人不必為本公司股東。所有委派代表書須於大會(或其任何續會)舉行時間前四十八小時送達本公司之註冊辦事處，地址為香港堅尼地道44號，方為有效。

(三) 本公司將由二零零五年十二月八日(星期四)至二零零五年十二月十三日(星期二)(首尾兩日包括在內)暫停辦理股份過戶工作。為符合資格出席上述大會(或其任何續會)及於會上投票，所有過戶文件連同有關股票須於二零零五年十二月七日(星期三)下午四時正前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

(四) 股東可閱覽本公司於二零零五年十一月二十五日向股東發出之通函，當中載有關於將在上述大會(或其任何續會)提呈之決議案之資料。

於本通告日期，本公司之執行董事為霍建寧先生(主席)、曹棨森先生(集團董事總經理)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；及非執行董事為夏佳理先生、周胡慕芳女士、顧浩格先生(獨立非執行董事)、麥理思先生、佘頌平先生(獨立非執行董事)、黃頌顯先生(獨立非執行董事)及余立仁先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Hongkong Electric Holdings Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 006)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

DISPOSAL OF ATTRIBUTABLE INTERESTS IN CKI/HEI ELECTRICITY DISTRIBUTION HOLDINGS (AUSTRALIA) PTY LTD. AND ETSA UTILITIES

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

A letter from the Board is set out on pages 5 to 15 of this circular and a letter from the Independent Board Committee is set out on page 16 of this circular.

The text of a letter of advice from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 17 to 29 of this circular.

The Resolution will be proposed at the EGM to be held at 11:30 a.m. on Tuesday, 13 December 2005 at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong to approve the matters referred to in this circular.

A notice dated 25 November 2005 convening the EGM is set out on pages 41 to 42 of this circular.

Whether or not you are able to attend the EGM or any adjourned meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong as soon as practicable and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment of it. Completion and return of the enclosed form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

25 November 2005

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	the agreement dated 9 November 2005 entered into between CKI and the Company
"Asset Companies"	ETSA, Powercor and CitiPower
"associate(s)", "connected person(s)" and "controlling shareholder(s)"	have the meanings ascribed to them under the Listing Rules
"ASX"	Australian Stock Exchange Limited
"Board"	the board of Directors
"CHEDHA"	CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd., a company incorporated in Australia with limited liability and the holding company of Powercor and CitiPower
"CitiPower"	the CitiPower electricity distribution business carried on in Victoria, Australia
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Director(s)"	the director(s) of CKI
"CKI SGM"	the special general meeting of CKI to be held for the purpose of approving, inter alia, the Transactions
"CKI Shareholder(s)"	the shareholder(s) of CKI
"CKI Sub 1"	CKI Spark Holdings No. One Limited, a company incorporated in the Bahamas with limited liability
"CKI Sub 2"	CKI Spark Holdings No. Two Limited, a company incorporated in the Bahamas with limited liability
"Company"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability under number 46996, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 006)
"Completion"	completion of the Transactions
"Condition(s)"	condition(s) precedent in respect of the Completion

"Consideration"	the aggregate consideration payable by CKI to the Company for the Transactions
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 13 December 2005 at 11:30 a.m., notice of which is set out on pages 41 to 42 of this circular for the purpose of approving the Transactions and all other related transactions and matters contemplated under the Agreement
"ETSA"	ETSA Utilities, a partnership established in South Australia which owns and manages the ETSA electricity distribution business carried on in South Australia
"Fund"	the Spark Infrastructure Fund, a stapled group to be listed on the ASX consisting of Spark Infrastructure RE Limited (as responsible entity for the Spark Infrastructure Trust), Spark Infrastructure Holdings No. 1 Limited, Spark Infrastructure Holdings No. 2 Limited and Spark Infrastructure Holdings International Limited
"Fund Shares"	the stapled securities of the Fund to be listed on the ASX
"Group"	the Company and its subsidiaries
"HWL"	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 013)
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board, consisting of Mr. Ralph R. Shea, formed to advise the Independent Shareholders in respect of the Transactions
"Independent Financial Adviser"	the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transactions
"Independent Shareholders"	Shareholders other than CKI and its associates
"IPO"	the initial public offering of the Fund Shares

"IPO Price"	the offer price of the Fund Shares in respect of the initial public offering to be made by the Fund in connection with its proposed listing on ASX
"Latest Practicable Date"	18 November 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers
"Newco"	CHEDHA Holdings Pty Ltd., a company incorporated in Victoria, Australia with limited liability
"Powercor"	the Powercor electricity distribution business carried on in Victoria, Australia
"Reorganization"	the transfer by the Company of its 50% attributable interest in CHEDHA in return for a 50% interest in Newco to be held by a wholly owned subsidiary of the Company, as a result of which the Company will hold a 50% attributable interest in CHEDHA through Newco
"Resolution"	the ordinary resolution to be proposed at the EGM as set out in the Notice of Extraordinary General Meeting which is set out at the end of this circular
"SCB"	Standard Chartered Bank (Hong Kong) Limited, a licensed corporation for Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Shareholders Agreement"	the shareholders agreement to be entered into between wholly-owned subsidiaries of CKI and the Company on Completion to regulate the affairs of CKI Sub 1 and CKI Sub 2
"Shares"	ordinary shares of HK$1 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Transactions"	the disposal by the Company to CKI of an attributable interest in ETSA of approximately 22.07% and an attributable interest in CHEDHA of approximately 22.07% pursuant to the Agreement
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

For the purpose of illustration only, A$ is translated into HK$ at a rate of A$1.00 = HK$5.73.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

Executive Directors:
Mr. FOK Kin Ning, Canning *(Chairman)*
Mr. TSO Kai Sum *(Group Managing Director)*
Mr. Andrew J. HUNTER
Mr. KAM Hing Lam
Mr. LEE Lan Yee, Francis
Mr. LI Tzar Kuoi, Victor
Mr. Frank John SIXT

Registered Office:
44 Kennedy Road
Hong Kong

Non-Executive Directors:
Mr. Ronald Joseph ARCULLI
Mrs. CHOW WOO Mo Fong, Susan
Mr. Holger KLUGE*
Mr. George Colin MAGNUS
Mr. Ralph Raymond SHEA*
Mr. WONG Chung Hin*
Mr. YEE Lup Yuen, Ewan

* *Independent Non-Executive Directors*

25 November 2005

To the Shareholder(s)

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

DISPOSAL OF ATTRIBUTABLE INTERESTS IN CKI/HEI ELECTRICITY DISTRIBUTION HOLDINGS (AUSTRALIA) PTY LTD. AND ETSA UTILITIES

1. INTRODUCTION

On 9 November 2005, the Company announced that it had entered into the Agreement with CKI, pursuant to which the Company agreed to procure the sale, and CKI agreed, through its nominee(s), to purchase from the Company an approximately 22.07% attributable interest in each of ETSA and CHEDHA for a Consideration to be calculated based on the aggregate of (i) the gross proceeds

of the IPO from the sale of 49% attributable interest in each of ETSA and CHEDHA which will be based on the IPO Price; and (ii) the proceeds of a bank financing to be undertaken by the Fund in the amount of approximately A$425 million (approximately HK$2,435 million) less all costs relating to the IPO. The IPO Price will be determined by way of a bookbuilding process and is currently expected to be between A$1.80 (approximately HK$10.31) and (but could be more than) A$2.00 (approximately HK$11.46) per Fund Share. Based on the said price range, the minimum and the maximum Consideration is expected to be between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million) respectively, details of the Consideration are set out in the paragraph headed "Consideration" of this letter. The Fund is currently applying for a listing on the ASX.

CKI is currently holding approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder (as defined in the Listing Rules) of the Company and is accordingly a connected person of the Company. The Transactions constitute discloseable and connected transactions for the Company under the Listing Rules. The Transactions are conditional upon approval by the Independent Shareholders at the EGM. CKI and its associates will abstain from voting in respect of the Resolution.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Transactions. SCB has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

Pursuant to Rule 14.40 of the Listing Rules, the Transactions are conditional upon approval by the CKI Shareholders at the CKI SGM. On 9 November 2005, CKI received from Hutchison Infrastructure Holdings Limited their confirmation that they will vote in favour of the resolution for approving the Transactions at the CKI SGM. Hutchison Infrastructure Holdings Limited (a wholly-owned subsidiary of HWL) holds approximately 84.58% of the issued share capital of CKI which has no interest in the Agreement other than through its equity interest in CKI.

The purpose of this circular is (i) to provide you with further information in respect of the Agreement and the Transactions; (ii) to set out the opinions and recommendations of the Independent Board Committee and SCB in relation to the Transactions; and (iii) to give you notice of the EGM at which the Resolution will be proposed as an ordinary resolution to seek the Independent Shareholders' approval for the Transactions.

2. DETAILS OF THE AGREEMENT

AGREEMENT

Date

9 November 2005

Parties

(i) CKI; and

(ii) The Company.

Assets to be disposed of by the Company to CKI

(i) approximately 22.07% attributable interest in ETSA; and

(ii) approximately 22.07% attributable interest in CHEDHA.

Consideration

The Consideration will be payable in full and in cash upon Completion. The Consideration will be determined by reference to the aggregate of (i) the gross proceeds of the IPO and (ii) the proceeds of a bank financing to be undertaken by the Fund (estimated to be approximately A$425 million (approximately HK$2,435 million)) after deducting all the costs relating to the IPO as follows:

Consideration = (gross proceeds from IPO + proceeds of the Fund's bank financing — costs of IPO) x 22.0745/49

The Fund is currently applying for a listing on the ASX. The IPO Price will be determined by way of a bookbuilding process and is currently expected to be between A$1.80 (approximately HK$10.31) and (but could be more than) A$2.00 (approximately HK$11.46) per Fund Share. Based on the said price range, the gross proceeds from the IPO (together with the proceeds of the Fund's bank financing) is currently expected to be between approximately A$2,241 million (approximately HK$12,841 million) and (but could be more than) approximately A$2,443 million (approximately HK$13,998 million) and the estimated costs of the IPO are expected to be approximately A$136 million (approximately HK$779 million). Accordingly, the minimum and the maximum Consideration is expected to be between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million) respectively. Such price range was reached after arm's length negotiations between CKI and the joint lead managers with respect to the IPO. The Consideration and the basis for determining the same were determined after arm's length negotiations between the parties to the Agreement. The parties thereto considered that a price established in the public market in connection with the IPO was a fair means of establishing the fair values of ETSA and CHEDHA.

Conditions precedent

Completion of the Transactions is conditional upon:

(i) the CKI Shareholders approving at the CKI SGM the Transactions;

(ii) the Independent Shareholders approving at the EGM the Transactions and the related transactions and matters contemplated under the Agreement as required under the Listing Rules;

(iii) approval by the CKI Directors and the Directors of the IPO Price;

(iv) the completion of the Reorganization; and

(v) the listing of the Fund Shares on the ASX.

If the above conditions are not satisfied on or before 31 December 2005 (or such later date as is agreed by the parties to the Agreement), the Agreement shall lapse and the Transactions will not proceed.

In addition, if (a) at the CKI SGM, the CKI Shareholders fail to give the approval contemplated in Condition (i) above; or (b) at the EGM, the Independent Shareholders fail to give the approval contemplated in Condition (ii) above; or (c) the CKI Directors or the Directors fail to give the approval contemplated in Condition (iii) above, then upon the first occurrence of either of (a), (b) or (c) the Agreement shall lapse and the Transactions will not proceed.

Completion

Completion of the Transactions will take place on 21 December 2005 if all the Conditions have been satisfied.

Currently, the Company has a 50% attributable interest in each of ETSA and CHEDHA. The Transactions will take the form of:

(i) the Company transferring upon Completion its 50% attributable interest in CHEDHA to CKI Sub 1, which will be owned upon Completion as to approximately 45.24% by CKI and as to approximately 54.76% by the Company. CKI Sub 1 is an investment holding company and will not have any asset (other than a 1% attributable interest in CHEDHA) or liability immediately before Completion. After Completion, the only asset of CKI Sub 1 will be a 51% attributable interest in CHEDHA, and the Company's attributable interest in CHEDHA will be reduced from 50% to approximately 27.93%; and

(ii) the Company transferring upon Completion its 50% attributable interest in ETSA through CKI Utilities Development Limited and HEI Utilities Development Limited to CKI Sub 2, which will be owned upon Completion as to approximately 45.24% by CKI and as to approximately 54.76% by the Company. CKI Sub 2 is an investment holding company and will not have any asset (other than a 1% attributable interest in ETSA) or liability immediately before Completion. After Completion, the only asset of CKI Sub 2 will be a 51% attributable interest in ETSA, and the Company's attributable interest in ETSA will be reduced from 50% to approximately 27.93%.

The Consideration will be calculated as set out under the paragraph headed "Consideration" of this letter and the proceeds will be remitted to the Company in cash upon Completion.

3. REASONS FOR THE TRANSACTIONS AND BENEFITS

The principal activity of the Group is the generation of electricity and its transmission and distribution to Hong Kong Island. The Company is currently a 50/50 partner with CKI in the Asset Companies and also a joint partner in gas distribution network business in the United Kingdom with CKI.

CKI is a diversified infrastructure company with a focus in the development, investment and operation of infrastructure businesses currently in Hong Kong, Mainland China, Australia, the United Kingdom, Canada and the Philippines.

After Completion, each of the Company and CKI will hold approximately 27.93% attributable interest in ETSA and CHEDHA respectively.

The proposed listing of the Fund will indirectly result in a valuation being placed upon the Asset Companies which is significantly in excess of the Company's purchase price and book cost in respect thereof. The Company considers that selling a portion of its attributable interest in the Asset Companies at such an attractive valuation allows the Company to realise a substantial gain and to benefit from the cash inflow generated from such sale. The sale will allow the Company to re-allocate its capital which will provide capital for further developments and investments, while still retaining a significant attributable interest in the Asset Companies.

4. INFORMATION ON THE ASSET COMPANIES

ETSA is the owner and manager of South Australia's only significant electricity distributor which delivers electricity to approximately 768,000 customers over an area of approximately 178,200 square kilometers. The Company currently has a 50% attributable interest in ETSA. ETSA is a partnership established in South Australia and the Company's 50% attributable interest therein is governed by a partnership agreement between the partners.

Upon Completion, ETSA will be owned as to 49% by the Fund and as to 51% by CKI Sub 2, which will in turn be owned as to approximately 54.76% by the Company and as to approximately 45.24% by CKI. On Completion, the partners of ETSA will comprise wholly-owned subsidiaries of CKI Sub 2 and the Fund respectively, and will enter into an amended partnership agreement to govern the relationship of the partners and the management of the partnership. Under the said partnership agreement, ETSA is controlled by a partnership board which, with the exception of certain fundamental corporate matters, operates on a simple majority vote basis. Neither the Fund nor CKI Sub 2 will have control of the partnership board. Each of the partners of ETSA has the right to participate in any request of funding by ETSA in proportion to their respective capital shares provided that none of the partners has the obligation to advance any funding to ETSA. No disposition of the partnership interests other than to existing partners is permitted without the consents of all other partners. The owners of the partners of ETSA will enter into an agreement on Completion, pursuant to which any transfer of shares in the partner companies shall be subject to the pre-emptive right of the other parties to that agreement.

Upon Completion, Newco will be owned as to 49% by the Fund and as to 51% by CKI Sub 1, which will in turn be owned as to approximately 54.76% by the Company and as to approximately 45.24% by CKI. Newco is a special purpose vehicle which is used for the holding of the 100% attributable interest in CHEDHA.

CHEDHA is the holding company of Powercor and CitiPower. Powercor is the owner and manager of the largest electricity distributor in Victoria, Australia which delivers electricity to approximately 643,000 customers across 150,000 square kilometers in Victoria's regional west. CitiPower is the owner and manager of the electricity distribution network servicing the Melbourne central business district and inner suburbs. The CitiPower network covers 157 square kilometers and includes distribution to all major offices of the government and private sector within Melbourne's central business district, as well as other landmarks such as the Melbourne Cricket Ground and Federation Square.

On Completion, the Company, CKI (which is a connected person of the Company) and the Fund will enter into a shareholders' agreement to regulate the affairs of Newco. Under the terms of the said agreement, Newco will be under the control of a board of directors which will operate, except for certain fundamental corporate matters, on a simple majority vote basis. Neither the Fund nor CKI Sub 1 will have control of Newco. All fundings of Newco by shareholders will be on a pro rata basis unless any shareholder prefers not to participate and no shareholder can be requested to contribute any funding without its agreement. Shares in Newco may be transferred subject to the terms of a pre-emptive rights regime.

The following charts show the simplified shareholding structures of the Asset Companies before and after the Transactions:

(i) ETSA

Before the Transactions


CKI
Company
100%
CKI Sub 2
3.92%
96.08%
100%
intermediate holding company
(Note)
49%
25.5%
25.5%
100%
ETSA

After the Transactions


CKI
Company
45.24%
54.76%
9.9%
100%
CKI Sub 2
Fund
51%
49%
100%
ETSA

(ii) CHEDHA

Before the Transactions


CKI
Company
3.92%
96.08%
100%
intermediate holding company
(Note)
49%
25.5%
25.5%
100%
CHEDHA
100%
Powercor
CitiPower

After the Transactions


CKI
Company
45.24%
54.76%
9.9%
100%
Fund
CKI Sub 1
49%
51%
Newco
100%
CHEDHA
100%
Powercor
CitiPower

* *the percentage figures set out above are approximate figures only*

Note: These intermediate holding companies are investment holding companies only and do not have any assets (other than their respective 25.5% interest in ETSA and CHEDHA) or liabilities. CKI and the Company have procured each of their wholly-owned subsidiaries that are registered holders of their interests in these intermediate holding companies to enter into a shareholders agreement to regulate the affairs of these intermediate holding companies such that all decisions by their boards and shareholders must be unanimous. None of these intermediate holding companies is accounted for as a subsidiary of CKI or the Company.

For the financial year ended 31 December 2004, the audited net profit/(loss) of ETSA and CHEDHA, before and after taxation and extraordinary items, and the corresponding figures for the year ended 31 December 2003 were as follows:

	For the year ended 31 December 2003		For the year ended 31 December 2004	
	before taxation and extraordinary items	after taxation and extraordinary items	before taxation and extraordinary items	after taxation and extraordinary items
	A$ million	*A$ million*	*A$ million*	*A$ million*
ETSA	(15)	(22)	5	(8)
CHEDHA	90	54	107	179

The audited net asset/(liabilities) values of ETSA and CHEDHA as at 31 December 2004 and the corresponding figures as at 31 December 2003 were as follows:

	As at 31 December 2003	As at 31 December 2004
	A$ million	*A$ million*
ETSA	(88)	(96)
CHEDHA	338	516

The Company's interests in ETSA and CHEDHA have been accounted for as "interests in associates" and recorded at cost in the Company's accounts since the acquisition of such interests. The results and assets and liabilities of ETSA and CHEDHA are incorporated in the Company's accounts using the equity method of accounting.

On Completion, a wholly-owned subsidiary of each of CKI and the Company which are registered holders of their interests in CKI Sub 1 and CKI Sub 2 will enter into the Shareholders Agreement to regulate the affairs of CKI Sub 1 and CKI Sub 2. Under the Shareholders Agreement, all decisions by the board and the shareholders of CKI Sub 1 and CKI Sub 2 must be unanimous and there will be no funding or transfer of shares without the agreement of all the shareholders. As a result, although the Company's indirect equity interest in CKI Sub 1 and CKI Sub 2 will exceed 50% after Completion, the results and the assets and liabilities of CKI Sub 1, CKI Sub 2, ETSA, CHEDHA and Newco will be accounted for as "interests in associates" and recorded at cost in the Company's accounts rather than consolidated into the said accounts.

5. FINANCIAL EFFECTS OF THE TRANSACTIONS AND PROCEEDS FROM THE TRANSACTIONS

The Company has held the 50% attributable interest in each of ETSA and CHEDHA for a period of more than 12 months. Without taking into consideration of any tax effect and subject to audit, it is expected that the Company's profit to be realised from the disposals under the Transactions will be within a range of approximately A$273 million (approximately HK$1,564 million) to (but could be more than) approximately A$364 million (approximately HK$2,086 million) based on the estimated range of net proceeds of the Transactions between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million). The gain will result in an increase in the Company's net asset value. The Company intends to use the net proceeds from the Transactions as working capital.

6. GENERAL

The Transactions constitute discloseable and connected transactions for the Company under the Listing Rules and will be subject to, inter alia, approval by the Independent Shareholders at the EGM.

Any connected person with a material interest in the Transactions, and any other Shareholders and their respective associates with a material interest in the Transactions, shall abstain from voting in respect of the Resolution.

CKI currently holds approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder of the Company and is accordingly a connected person of the Company. CKI and its associates will abstain from voting in respect of the Resolution. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, each of CKI and those associates is entitled to exercise control over the voting rights in respect of its shares in the Company.

Since Mr. Wong Chung Hin and Mr. Holger Kluge, two of the three independent non-executive Directors, are also independent non-executive directors of HWL of which CKI is a subsidiary, they will not be appointed as members of the Independent Board Committee.

As a result, only Mr. Ralph R. Shea has been appointed as the sole member of the Independent Board Committee to advise the Independent Shareholders in respect of the Transactions.

7. RECOMMENDATIONS

The Directors believe that the entering into of the Agreement and the related agreements and arrangements described herein is in the interest of the Company and the Shareholders as a whole, and that the terms of the Agreement and the said related agreements and arrangements are fair and reasonable so far as the Shareholders as a whole are concerned.

Accordingly, the Directors recommend the Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

The Independent Board Committee is required under the Listing Rules to advise the Independent Shareholders in relation to the Transactions. SCB has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on page 16 of this circular, which contains its recommendation to the Independent Shareholders, and the text of a letter of advice from SCB set out on pages 17 to 29 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders.

8. EXTRAORDINARY GENERAL MEETING

Set out on pages 41 to 42 is a notice convening the EGM to be held at 11:30 a.m. on Tuesday, 13 December 2005 at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the Resolution as an ordinary resolution.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM or any adjourned meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong as soon as practicable and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the enclosed form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

9. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Hongkong Electric Holdings Limited
Fok Kin Ning, Canning
Chairman

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

25 November 2005

To the Independent Shareholder(s)

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

DISPOSAL OF ATTRIBUTABLE INTERESTS IN CKI/HEI ELECTRICITY DISTRIBUTION HOLDINGS (AUSTRALIA) PTY LTD. AND ETSA UTILITIES

I refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in its opinion, the terms of the Transactions are fair and reasonable and the Transactions are in the interests of the Company and the Shareholders as a whole. SCB has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

I wish to draw your attention to the letter from the Board, as set out on pages 5 to 15 of this circular and the text of a letter of advice from SCB, as set out on pages 17 to 29 of this circular, both of which provide details of the Transactions.

Having considered the terms of the Agreement, the advice of SCB and the relevant information contained in the letter from the Board, I am of the opinion that the terms of the Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the Transactions are in the interests of the Company and the Shareholders as a whole.

Accordingly, I recommend the Independent Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

Yours faithfully,
The Independent Board Committee of
Hongkong Electric Holdings Limited
Ralph Raymond SHEA

The following is the text of the letter from SCB, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the Agreement and the Transactions, which has been prepared for the purpose of inclusion in this circular.

Standard Chartered

STANDARD CHARTERED BANK (HONG KONG) LIMITED

25 November 2005

To: The Independent Board Committee and the Independent Shareholders of Hongkong Electric Holdings Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

We refer to the document dated 25 November 2005 (the "Circular") addressed to the Shareholders of the Company. This letter has been prepared for inclusion in the Circular. Terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

On 9 November 2005, the Company entered into the Agreement with CKI, pursuant to which the Company agreed to procure the sale and CKI agreed, through its nominee(s), to purchase from the Company an approximately 22.07% attributable interest in each of ETSA and CHEDHA. CKI is currently holding approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder (as defined in the Listing Rules) of the Company and is accordingly a connected person of the Company. The Transactions constitute discloseable and connected transactions for the Company under the Listing Rules and are conditional upon approval by Independent Shareholders.

We have been appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions entered into between the Company and CKI from a financial perspective are fair and reasonable in so far as the Independent Shareholders are concerned and whether the Transactions are in the interests of the Company and the Shareholders as a whole.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed by the Directors and management of the Company, for which they are wholly responsible, and assumed that all statements, opinions and representations made were true and accurate at the time they were made and continue to be true and accurate in all material respects as at the date of the Circular. We have relied on such information and consider that we have been provided with and have reviewed sufficient information and opinion to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular. We have also assumed there is no other material information which has not been made available to us. We have further

assumed that all statements relating to expectations and intentions of the Directors as set out in the Circular will be achieved or implemented as the case may be. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the Company or each of its subsidiaries or ETSA or CHEDHA.

Subject to the above assumptions, we consider that we have obtained sufficient information on which to base our opinion and have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and the representations made to us untrue, incomplete, inaccurate or misleading. The Directors have confirmed to us, after having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts, the omission of which would make any statement in the Circular misleading.

Our opinion is necessarily based upon the financial, economic, market, regulatory and other conditions as they existed and could be evaluated on, and the information made available to us by the Directors and the Company as at the date hereof. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein, which may come or be brought to our attention after the date hereof. As a result, circumstances could develop prior to Completion that, if known to us at the time we rendered our opinion, would have altered our opinion. We have not considered any taxation or regulatory consequences of any of the Transactions referred to in this letter so far as the Company, ETSA, or CHEDHA are concerned.

This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Transactions and, except for its inclusion in the Circular and for references thereto in the Circular and the letter from the Independent Board Committee set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

PRINCIPAL FACTORS AND REASONS

In arriving at our advice to the Independent Board Committee and the Independent Shareholders, we have considered the following principal reasons and factors:

1. Background of the Agreement

On 9 November 2005, the Company announced that it had entered into the Agreement with CKI, pursuant to which the Company agreed to procure the sale, and CKI agreed, through its nominee(s), to purchase from the Company an approximately 22.07% attributable interest in each of ETSA and CHEDHA for a Consideration to be calculated based on the aggregate of (i) the gross proceeds of the IPO from the sale of 49% attributable interest in each of ETSA and CHEDHA by CKI which will be based on the IPO Price; and (ii) the proceeds of a bank financing to be undertaken by the Fund (estimated to be approximately A$425

million (approximately HK$2,435 million)), after deducting all costs relating to the IPO. The Consideration will be calculated as follows:

Consideration = (gross proceeds from IPO + proceeds of the Fund's bank financing — costs of IPO) x 22.0745/49

The Fund is currently applying for a listing on the ASX. The IPO Price will be determined by way of a bookbuilding process ("Bookbuilding Process") and is currently expected to be between A$1.80 (approximately HK$10.31) and (but could be more than) A$2.00 (approximately HK$11.46) per Fund Share ("Indicative IPO Price Range"). Based on the said price range, the aggregate of the gross proceeds from the IPO and the proceeds of the Fund's bank financing is currently expected to be between approximately A$2,241 million (approximately HK$12,841 million) and (but could be more than) approximately A$2,443 million (approximately HK$13,998 million) and the estimated costs of the IPO are expected to be approximately A$136 million (approximately HK$779 million). Accordingly, the minimum and maximum Consideration is expected to be between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million) respectively.

Upon Completion of the Transactions, ETSA will be owned as to 49% by the Fund and as to 51% by CKI Sub 2, which will in turn be owned as to approximately 54.76% by the Company and as to approximately 45.24% by CKI. Newco will be owned as to 49% by the Fund and as to 51% by CKI Sub 1, which will in turn be owned as to approximately 54.76% by the Company and as to approximately 45.24% by CKI. Newco is a special purpose vehicle, which is used for the holding of the 100% attributable interest in CHEDHA.

The Completion of the Transactions is conditional upon:

(i) the CKI Shareholders approving at the CKI SGM the Transactions;

(ii) the Independent Shareholders approving the Transactions and the related transactions and matters contemplated under the Agreement as required under the Listing Rules;

(iii) approval by the CKI Directors and the Directors of the IPO Price;

(iv) the completion of the Reorganization; and

(v) the listing of the Fund Shares on the ASX.

If the above Conditions are not satisfied on or before 31 December 2005 (or such later date as is agreed by the parties to the Agreement), the Agreement shall lapse and the Transactions will not proceed.

Details of the Agreement are set out in the letter from the Board contained in page 5 to page 15 in the Circular.

2. Background of Asset Companies

ETSA and CHEDHA are principally engaged in the business of electricity distribution in Australia. CHEDHA is the holding company of Powercor and CitiPower, which operates two of Victoria's five distribution businesses. ETSA is regulated by the Essential Services Commission of South Australia ("ESCOSA"), while Powercor and CitiPower are regulated by the Essential Services Commission of Victoria ("ESC").

(a) ETSA

ETSA is the owner and manager of South Australia's only significant electricity distributor, which delivers electricity to approximately 768,000 customers over an area of approximately 178,200 square kilometers. Set out below is a summary of the historical financial information on ETSA as extracted from page 13 of the Circular:

Year	As at 31 December Net asset/ (liabilities) values	For the year ended 31 December Net profit/(loss) before taxation and extraordinary items	For the year ended 31 December Net profit/(loss) after taxation and extraordinary items
	A$ million	*A$ million*	*A$ million*
2003	(88)	(15)	(22)
2004	(96)	5	(8)

For the year ended 31 December 2004, ETSA derived approximately 79% of its revenue from regulated distribution activities.

(b) CHEDHA

CHEDHA is the holding company of Powercor and CitiPower. Powercor is the owner and manager of the largest electricity distributor in Victoria, Australia, which delivers electricity to approximately 643,000 customers across 150,000 square kilometers in Victoria's regional west. CitiPower is the owner and manager of the electricity distribution network servicing the Melbourne central business district and inner suburbs. The CitiPower network covers 157 square kilometers and includes distribution to all major offices of the government and private sector within Melbourne's central business district, as well as other landmarks such as the Melbourne Cricket Ground and Federation Square. Set out below is a summary of the historical financial information on CHEDHA as extracted from page 13 of the Circular:

Year	As at 31 December Net asset/ (liabilities) values	For the year ended 31 December Net profit/(loss) before taxation and extraordinary items	For the year ended 31 December Net profit/(loss) after taxation and extraordinary items
	A$ million	*A$ million*	*A$ million*
2003	338	90	54
2004	516	107	179

For the year ended 31 December 2004, Powercor and CitiPower derived approximately 73% and 83% of their revenue from regulated distribution activities respectively.

3. Business prospects of the Asset Companies

According to the Directors, ESCOSA and ESC review and decide on new sets of price controls that will apply to electricity distribution tariffs periodically. The regulators are required to use a Consumer Price Index ("CPI") minus X incentive based framework for determining the distributors' price controls for prescribed services. The tariff adjustments are used to enable electricity distributors to set out a plan for how they will invest in and operate their distribution networks and how the cost of these activities will be recovered through the distribution tariff charged to customers using the network. In summary, the price control mechanism will enable distributors to achieve a relatively stable and predictable notional return on their regulated asset base.

(a) ETSA

As confirmed by the Directors, ESCOSA completed a price determination in June 2005, setting the price formula and allowable revenues for ETSA for the period from 1 July 2005 to 30 June 2010. In its final price determination, ESCOSA reduced the average prices for 2005/06 in real terms by 4.0% compared to the average regulated tariff for the 2004/05 period. In subsequent years to 2009/10, customers' prices on average are expected to increase in real terms (after adjustments for CPI) by 0.8% per annum.

(b) CHEDHA

For Victoria where CHEDHA operates, the ESC published the final price determination in October 2005 for the period from 1 January 2006 to 31 December 2010. These new price controls will take effect from 1 January 2006. The ESC had reduced the overall revenue requirement for each of the five electricity distributors within Victoria for the period. As confirmed with the Directors, with respect to Powercor, the reduced revenue requirements for the 2006-2010 period as established by the ESC translate into a real price reduction of 16.4% in 2006 from the average regulated tariff rate established by the ESC for 2005. In subsequent years to 2010, customer prices on average are expected to reduce in real terms (after adjustments for CPI) by 1.1% per annum. With respect to CitiPower, the Directors confirmed that the reduced revenue requirement for the 2006-2010 period as established by the ESC translate into a real price reduction of 7.7% in 2006 from the average regulated tariff rate established by the ESC for 2005. In subsequent years to 2010, customer prices on average are expected to reduce in real terms (after adjustments for CPI) by 1.5% per annum.

It is expected that ETSA and CHEDHA will seek to generate growth through higher electricity distribution volumes, cost synergies derived from operational efficiency and increases in unregulated revenue to offset the effects of a reduction in distribution tariffs.

4. Reasons for the Transactions

The Directors believe that the proposed IPO will indirectly result in a valuation being placed upon the Asset Companies which is significantly in excess of the Company's purchase price and book cost in respect thereof. The Directors are of the view that selling a portion of the Company's attributable interest in the Asset Companies at such an attractive valuation allows the Company to realize a substantial gain and to benefit from the cash inflow generated from such sale. The sale will allow the Company to re-allocate its capital, providing capital for further developments and investments while retaining a significant attributable interest in the Asset Companies.

5. Basis of Consideration

The Directors have confirmed that the Consideration was determined after arm's length negotiation between the parties to the Agreement. The Fund is currently applying for a listing on the ASX. CKI has confirmed to the Directors that the Indicative IPO Price Range was reached after arm's length negotiation between CKI and the joint lead managers ("Joint Lead Managers") for the IPO. The Directors considered that a price established in the public market in connection with the IPO was a fair means of establishing the fair values of the Asset Companies.

Under the Bookbuilding Process, the Joint Lead Managers will be soliciting from prospective institutional investors (independent of the Company and its associates) indications of interest in acquiring Fund Shares in the IPO ("Marketing Phase"). Prospective investors will be required to specify either the number or the dollar amount of Fund Shares they would be prepared to acquire either at different prices or at a particular price. The procedure during the Marketing Phase is made independent of any influence of CKI, the Company and/or their respective associates. This Marketing Phase of the Bookbuilding Process is expected to continue up to 14 December 2005 after which the final IPO Price will be fixed and the level of interest for Fund Shares expressed by the prospective institutional investors will be confirmed. The Consideration therefore will be based upon the final IPO Price, which will be driven by the level of interests of independent third parties being solicited under the IPO including professional and institutional investors.

The Directors take the view that the basis for the determination of the Consideration for the Transactions is fair and reasonable.

6. Valuation of Consideration on the Transactions

The indicative offering of the Fund will be 1,009 million shares. Please refer to paragraph 1 of this letter for the basis of determining the minimum and maximum Consideration the Company is expected to receive under the Transactions.

Total consideration *(A$ in millions except for IPO Price per share and number of shares)*		**Low** *$*	**High** *$*
IPO Price per share *(A$)*		1.80	2.00
Number of shares *(million)*		1,009.0	1,009.0
Equity value of IPO		1,816.2	2,018.0
Debt raised to finance the Transactions		425.0	425.0
Total consideration		**2,241.2**	**2,443.0**
IPO expenses		(136.0)	(136.0)
Net consideration for 49% of Asset Companies		**2,105.2**	**2,307.0**
Implied equity value of CHEDHA & ETSA		4,296.3	4,708.2
The Company's share of consideration	**22.07%**	**948.4**	**1,039.3**
Long term debt of CHEDHA & ETSA		7,415.5	7,415.5
Cash on hand of CHEDHA & ETSA		(643.7)	(643.7)
Implied enterprise value of CHEDHA & ETSA		**11,068.1**	**11,480.0**

Source: Directors, Circular, audited annual reports for year ended 31 December 2004 of ETSA and CHEDHA, IPO Prospectus.

Based on the Indicative IPO Price Range, the Consideration represents:

- an enterprise value ("EV") to net sales multiple of approximately 6.9x to 7.2x times based on the combined revenue of both ETSA and CHEDHA for the financial year ended 31 December 2004 of approximately A$1,596 million;
- an EV to earnings before interest, tax, depreciation and amortization ("EBITDA") multiple of approximately 11.0x to 11.4x times based on the combined EBITDA of both ETSA and CHEDHA for the financial year ended 31 December 2004 of approximately A$1,003 million; and
- an EV to earnings before interest and tax ("EBIT") multiple of approximately 14.9x to 15.5x times based on the combined EBIT of both ETSA and CHEDHA for the financial year ended 31 December 2004 of approximately A$741 million.

(a) Basis of Analysis

Our analysis included, inter alia (i) comparison with certain selected listed companies engaged in electricity businesses in Australia and New Zealand (as described in paragraph (b) below); and (ii) consideration of prices paid in transactions involving disposal of stakes in electricity companies where information is publicly available and taking into account, inter alia, the business nature of the subject companies, their operational and financial performance, competitive and regulatory environment as well as whether any change in control was involved.

We consider that the analysis of the EV to EBITDA multiple is the most important and appropriate valuation benchmark. EV is commonly used for all financial comparable analysis taking into consideration different capital structures of different companies. By analyzing EV to EBITDA multiples, we are able to focus on the operating cash flow of a company thereby providing a meaningful comparison through eliminating effects due to different debt structures, taxation structures, fixed asset bases and depreciation assumptions among comparable companies. For supplemental crosschecking purposes, we have also considered the EV to net sales and EV to EBIT multiples.

However, because of the inherent differences between markets, businesses, operations and prospects of the Asset Companies and those of the comparable companies and comparable transactions, the market multiple comparisons above should be used with care.

(b) Comparable Companies Analysis

Set out below are certain details of the comparable companies that are engaged in the electricity business. The comparable companies we have chosen are listed power companies in Australia and New Zealand.

Company	Ticker	Year End	EV/Net Sales	EV/ EBITDA	EV/ EBIT
Australia					
Alinta Ltd	ALN	12/04	3.9x	12.4x	17.5x
Australian Gas Light Co.	AGL	06/05	1.7x	6.8x	8.0x
Origin Energy Limited	ORG	06/05	1.9x	10.2x	15.4x
Average for Australian Utilities			*2.5x*	*9.8x*	*13.7x*
New Zealand					
Contact Energy Limited	CEN	06/05	3.6x	9.6x	13.0x
Horizon Energy Distribution	HED	03/05	5.1x	10.2x	13.0x
Trustpower Limited	TPW	03/05	3.7x	13.0x	15.6x
Vector Ltd	VCT	06/05	7.0x	13.1x	19.9x
Average for New Zealand Utilities			*4.9x*	*11.5x*	*15.4x*
Australian Infrastructure Funds					
Babcock & Brown Infrastructure	BBI	06/05	10.0x	14.5x	19.1x
Diversified Utilities & Infrastructure Trust	DUE	06/05	6.5x	10.1x	14.9x
Average for Australian Infrastructure Funds			*8.3x*	*12.3x*	*17.0x*
Implied Multiples for Consideration	**Low range**		**6.9x**	**11.0x**	**14.9x**
	High range		**7.2x**	**11.4x**	**15.5x**

Source: Company annual reports, market data from Bloomberg


Comparable Companies
Implied Multiples for Consideration
EV/Net Sales
2.5x
6.9x
7.2x
8.3x
EV/EBITDA
9.8x
11.0x
11.4x
12.3x
EV/EBIT
13.7x
14.9x
15.5x
17.0x
2.0x
4.0x
6.0x
8.0x
10.0x
12.0x
14.0x
16.0x

(c) *Comparable Transactions Analysis*

In selecting the comparable transactions, we have focused on precedent transactions completed in the electricity business and have further considered transactions in the overall electricity industry in Australia and New Zealand in the past 5 years from 2001 to 2005. In addition, we have focused on precedent transactions that have reliable transaction information available in the public domain and have taken into account comparability in terms of businesses of the selected companies with the Asset Companies.

The following table sets out our findings:

Effective Date	Target	Acquiror	EV/Net Sales	EV/ EBITDA	EV/ EBIT
08/10/05	NGC Holdings Ltd	Vector Ltd	4.8x	11.9x	15.7x
12/14/04	NGC Holdings Ltd	Vector Ltd	4.2x	10.5x	13.8x
10/08/04	Powerco Ltd	Prime Infrastructure Grp	5.3x	9.0x	13.8x
11/02/04	Powerco Ltd	Prime Infrastructure Grp	5.3x	9.0x	13.8x
10/01/04	Contact Energy Ltd	Origin Energy Ltd	4.1x	13.8x	20.0x
07/23/03	United Energy Ltd	UED Holdings Ltd	4.7x	8.9x	13.2x
11/15/02	United Networks Ltd	Vector Ltd	6.9x	10.4x	13.9x
	Average		**5.0x**	**10.5x**	**14.9x**
	Median		**4.8x**	**10.4x**	**13.8x**

Source: Thomson Financial, Bloomberg


EV/Net Sales
4.1x
6.9x
7.2x
EV/EBITDA
8.9x
11.0x
11.4x
13.8x
EV/EBIT
13.2x
14.9x
15.5x
20.0x
Comparable Transactions
Implied Multiples for Consideration
2.0x
4.0x
6.0x
8.0x
10.0x
12.0x
14.0x
16.0x
18.0x
20.0x

(d) Comparison to the Company's Market Trading Multiples

Based on the Company's audited financial statements for the year ended 31 December 2004 and closing share price of HK$38.10 on 18 November 2005, being the latest practicable date prior to the bulk printing of the Circular, the Company's average EV to net sales multiple, the EV to EBITDA multiple and the EV to EBIT multiple were 8.1x, 10.9x and 13.8x times respectively. The Consideration as multiples in the case of EV to EBITDA and EV to EBIT multiples is above that of the Company. The Consideration as multiples in the case of EV to net sales multiple falls below that of the Company.

Based on the comparable companies and comparable transactions analyses set out above, we consider the Consideration for the Transactions to be fair and reasonable.

7. Other Factors

(a) Immediately upon Completion and the IPO, CKI will hold an approximately 27.93% attributable interest in CHEDHA via its shareholding interest in CKI Sub 1, the Fund, and Newco, and an approximately 27.93% attributable interest in ETSA via its shareholding interest in CKI Sub 2 and the Fund. The calculation of CKI's attributable interests in ETSA and CHEDHA upon Completion and the IPO excludes interest CKI held indirectly through the Company. The Company will hold an approximately 27.93% attributable interest in CHEDHA via its shareholding interest in CKI Sub 1 and Newco, and an approximately 27.93% attributable interest in ETSA via its shareholding interest in CKI Sub2. As a result, the Company and CKI will hold in aggregate an approximately 55.85% interest in each of CHEDHA and ETSA; details of which are set out on pages 10 to 12 of the Circular.

As a result, the Company and CKI will hold in aggregate an approximately 55.85% interest in each of CHEDHA and ETSA; details of which are set out on pages 10 and 12 of the Circular.

(b) We have reviewed the terms of the final version of the Shareholders Agreement, the amended partnership agreement entered into amongst the partners of ETSA, and the shareholders' agreement entered into amongst the shareholders of Newco (together, the "Agreements"). The Directors have confirmed that the Agreements will be entered into at arm's length and based on normal commercial terms and are in the interests of the Company and Shareholders as a whole. Please refer to Section 4, pages 9 to 13 of the Circular for details of the Agreements.

(c) As noted on page 15 in the Letter from the Board, the Directors are of the opinion that the Transactions are in the interests of the Company and its Shareholders as a whole.

8. Potential Financial Impacts of the Transactions on the Company

Set out below are various analyses on the potential financial effects of the Agreement, which were prepared based on the unaudited interim financial statements of the Company for the six-months period ended 30 June 2005.

(a) Earnings

As stated in the Letter from the Board, the Company's profit to be realized from the disposals under the Transactions is currently expected to be between approximately A$273 million (approximately HK$1,564 million) and (but could be more than) approximately A$364 million (approximately HK$2,086 million), based on the estimated range of net proceeds of the Transactions of between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million).

As a result of the Transactions, the Company's future attributable equity interest in ETSA and CHEDHA will be lower; consequently the expected level of recurring income to be generated from ETSA and CHEDHA may be lower than in previous years.

(b) Net asset value

For the period ended 30 June 2005, the unaudited net asset value of the Company amounted to HK$37,060 million. The gain from the Transactions will result in an increase in the Company's net asset value in the range of approximately HK$1,564 million to (but could be more than) approximately HK$2,086 million, so that the Company's net asset value will amount to between approximately HK$38,624 million and (but could be more than) approximately HK$39,146 million, based on the Indicative IPO Price Range.

(c) Gearing

For the period ended 30 June 2005, the unaudited net debt of the Company was approximately HK$13,629 million. The net gearing of the Company, defined as net debt divided by shareholders' funds, was approximately 37% as at 30 June 2005. Immediately upon completion of the Transactions, the Company's net gearing will reduce to a range of approximately 21% to approximately 20%, based on the Indicative IPO Price Range.

RECOMMENDATIONS

Having considered all the above principal factors and reasons, we consider that the terms of the Transactions which constitute the discloseable and connected transactions are fair and reasonable in so far as Independent Shareholders are concerned and the Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favor of the ordinary resolution to approve the Transactions at the EGM.

For the avoidance of doubt, all analyses and opinions contained in this letter were based on the Consideration falling within the Indicative IPO Price Range. In the event that the IPO Price is lower than A$1.80 (approximately HK$10.31), all opinions and analyses contained in this letter shall not apply.

Details of the Resolution are set out in the notice of the EGM at the end of the Circular.

Yours very truly,
For and on behalf of
Standard Chartered Bank (Hong Kong) Limited
Mark Cheung
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The issue of this circular has been approved by the Directors.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the issued share capital of the Company and its associated corporations ("Associated Corporations") as recorded in the register required to be kept under Section 352 of the SFO were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	–	850,740,813	39.86%
	Beneficiary of trusts	Other	829,599,612 *(Note 1)*	20,990,201 *(Note 2)*		
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	–	2,011	≃0%
Francis Lee Lan-yee	Beneficial owner	Personal	739	–	739	≃0%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SFO as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(2) Such underlying shares of the Company are held by an indirect wholly owned subsidiary of CKH by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme.

By virtue of the interests in the shares of CKH taken to have by Mr. Victor Li Tzar-kuoi under the SFO as described in Note (1) above which represent more than one-third of the issued share capital of CKH and as a Director of the Company, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the said interest in the underlying shares of the Company under the SFO.

Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of Associated Corporations of the Company held through the Company under the SFO.

The following are the Company's Associated Corporations:

Name	**Percentage of equity held by the Company**
Alpha Central Profits Limited	100
Associated Technical Services Limited	100
Best Liaison Limited	100
Cavendish Construction Limited	100
CitiPower I Pty Limited	50
CitiPower II Pty Limited	50
CKI Power Development Limited	96.08
CKI Utilities Development Limited	96.08
CKI/HEI Electricity Assignment Limited	50
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited	50
CKI/HEI Electricity Distribution (Services) Pty Limited	50
CKI/HEI Electricity Holdings (Malaysian) Limited	50
CKI/HEI Electricity Distribution Pty Limited	50
CKI/HEI Electricity Distribution Two Pty Limited	50
Coty Limited	100
Dunway Investment Limited	100
ETSA Ancillary Pty Limited	50
ETSA FRC Pty Limited	50
ETSA Utilities Finance Pty Limited	50
Fenning Limited	100
Fortress Advertising Company Limited	100
Gusbury Enterprises Incorporation	100
HEI Distribution Finance (Australia) Pty Ltd.	100
HEI Electricity Distribution (Malaysian) Limited	100

Name	Percentage of equity held by the Company
HEI Investment Holdings Limited	100
HEI Power (Malaysian) Limited	100
HEI Power Development Limited	100
HEI Transmission Finance (Australia) Pty Limited	100
HEI Utilities (Malaysian) Limited	100
HEI Utilities Development Limited	100
HKE International Limited	100
Hong Kong Electric International Finance (Australia) Pty Limited	100
Hongkong Electric (Cayman) Limited	100
Hongkong Electric (Natural Gas) Limited	100
Hongkong Electric Finance (Cayman) Limited	100
Hongkong Electric Finance Limited	100
Hongkong Electric Fund Management Limited	100
Hongkong Electric International Limited	100
Hongkong Electric International Power (Mauritius) Limited	100
Kentson Limited	100
Marregon (No. 2) Pty Limited	50
Marregon Pty Limited	50
Powercor Australia Limited	50
Powercor Australia Telecommunications Pty Limited	50
Powercor Pty Limited	50
Powercor Australia LLC	50
Powercor Australia Holdings Pty Limited	50
Ratchaburi Power Company Limited	25
Rayong Energy Developments Limited	100
Riverland Investment Limited	100
Secan Limited	20
Sigerson Business Corp.	100
Takako Holdings Limited	100
The Hongkong Electric Company, Limited	100
Utilities Management Pty Limited	50

Short Positions in Underlying Shares of the Company

As at the Latest Practicable Date, Mr. Victor Li Tzar-kuoi, as a Director of the Company, was deemed to be interested in 20,990,201 underlying shares of the Company by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly owned subsidiary of CKH by virtue of his interests in the shares of CKH as described in Note (1) above.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its Associated Corporations which were required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

None of the Directors has had any direct or indirect interest in any assets which have since 31 December 2004 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

According to the register kept under Section 336 of the SFO and information received by the Company, as at the Latest Practicable Date, Shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name	Capacity	Number of Shares held	Number of Underlying Shares held	Total	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	106,773,457	–	106,773,457	5.00%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	–	186,736,842	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	–	197,597,511	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	–	279,011,102	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	–	287,211,674	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	–	829,599,612	38.87%

Name	Capacity	Number of Shares held	Number of Underlying Shares held	Total	Approximate % of Shareholding
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	–	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%

Short Positions in Underlying Shares of the Company

Name	Capacity	Number of Underlying Shares held	Approximate % of Shareholding
Cheung Kong (Holdings) Limited	Interest of a controlled corporation	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	20,990,201 *(Note 7)*	0.98%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) By virtue of the SFO, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts is owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.

(7) The references to 20,990,201 underlying shares of the Company relate to the same block of interest and short position in the underlying shares of the Company which were derived from the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly owned subsidiary of CKH. By virtue of the SFO, each of TUT1, TDT1, TDT2 and Mr. Li Ka-shing is deemed to be interested in the same block of interest and short position in the 20,990,201 underlying shares of the Company held by CKH as described in Note (6) above.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares and underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group, or any options in respect of such capital.

The following is a list of directors of the Company who, as at the Latest Practicable Date, are also directors of the companies which have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Common Director	**Name of Company**
Mr. Li Tzar Kuoi, Victor Mr. George Colin Magnus Mr. Kam Hing Lam Mr. Fok Kin Ning, Canning Mr. Frank John Sixt	Cheung Kong (Holdings) Limited
Mr. Li Tzar Kuoi, Victor Mr. Kam Hing Lam Mr. George Colin Magnus Mr. Fok Kin Ning, Canning Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt Mr. Tso Kai Sum	Cheung Kong Infrastructure Holdings Limited
Mr. Li Tzar Kuoi, Victor Mr. Kam Hing Lam	Hyford Limited
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Interman Development Inc.

Name of Common Director	Name of Company
Mr. Frank John Sixt	Li Ka-Shing Unity Trustcorp Limited
Mr. Frank John Sixt	Li Ka-Shing Unity Trustee Company Limited
Mr. Frank John Sixt	Li Ka-Shing Unity Trustee Corporation Limited
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Monitor Equities S.A.
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Univest Equity S.A.
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Venniton Development Inc.
Mr. Li Tzar Kuoi, Victor Mr. Fok Kin Ning, Canning Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt Mr. George Colin Magnus Mr. Kam Hing Lam Mr. Wong Chung Hin Mr. Holger Kluge	Hutchison Whampoa Limited
Mr. Li Tzar Kuoi, Victor Mr. Fok Kin Ning, Canning Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt Mr. Kam Hing Lam	Hutchison International Limited
Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt	Hutchison Infrastructure Holdings Limited

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING BUSINESS INTERESTS OF DIRECTORS

The following Directors, Messrs. Canning Fok, K.S. Tso, Victor Li, H.L. Kam, George Magnus, Frank Sixt and Mrs. Susan Chow, are also directors of CKI whose principal activities are the investment and operation of infrastructure businesses in Hong Kong, Mainland China and other countries.

These activities may be in competition with the Group's overseas businesses of investing in power generation, transmission and distribution facilities. The Board is of the view that the Group is capable of carrying on these overseas businesses independently of, and at arm's length from the business of CKI. When making decisions on these overseas businesses, those Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

6. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 80 of the Articles of Association of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman;

(ii) by at least five members present in person or by proxy;

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; and

(iv) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

The vote on the Resolution at the EGM shall be taken by poll.

7. INDEPENDENT FINANCIAL ADVISER

The following is the qualification of the Independent Financial Adviser which has given advice contained in this circular:

Name	Qualification
SCB	A licensed corporation under the SFO, licensed to conduct Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities

SCB has confirmed that save for the holding of certain shareholding interest in the Company that is within the limit specified in Rule 13.84(1) of the Listing Rules for the purpose of assessing its independence, it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

SCB does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of Group since 31 December 2004, being the date to which the latest published audited consolidated financial statements of the Company were made up.

The letter given by SCB is given as of the date of this circular for incorporation herein.

8. CONSENT

SCB has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name and letter in the form and context in which it appears.

9. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or claim of material importance and, so far as the Directors are aware, no litigation or arbitration or claim of material importance is pending or threatened by or against any member of the Group.

10. NO MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, they are not aware of any material adverse changes in the financial or trading position or prospects of the Group since 31 December 2004, being the date of the latest audited consolidated financial statements of the Group were made up.

11. MISCELLANEOUS

(a) The Qualified Accountant of the Company is Mr. Andrew J. Hunter, a member of the Institute of Chartered Accountants of Scotland.

(b) The Secretary of the Company is Ms. Lillian Wong, a fellow member of both The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Company Secretaries.

(c) The Company's share registrars is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company at 44 Kennedy Road, Hong Kong from the date of this circular up to and including 12 December 2005:

(a) the Agreement;

(b) the partnership agreement dated 5 December 1999 between the partners of ETSA, as amended and restated by first amendment agreement — partnership agreement dated 27 January 2000, further amended and restated by second amending agreement — partnership agreement dated 26 September 2003, further amended and restated by third amending agreement — partnership agreement dated 8 November 2005 and further amended and restated by fourth amending agreement — partnership agreement dated 8 November 2005;

(c) the letter from the Independent Board Committee dated 25 November 2005 as set out on page 16 of this circular;

(d) the text of a letter of advice from SCB dated 25 November 2005 as set out on pages 17 to 29 of this circular; and

(e) the written consent of SCB referred to in this Appendix.

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 006)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hongkong Electric Holdings Limited (the "Company") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 13 December 2005 at 11:30 a.m. for the purposes of considering and, if thought fit, passing with or without modification the following resolution as an **ORDINARY RESOLUTION:**

"**THAT** the disposal by the Company of the attributable interests in CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd. and ETSA Utilities and the carrying out by the Company of the related transactions (collectively, the "**Transactions**") on the terms and subject to the conditions of the agreement made between the Company and Cheung Kong Infrastructure Holdings Limited dated 9 November 2005 (the "**Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, and details of which are set out in the circular to the shareholders of the Company dated 25 November 2005 (the "**Circular**") of which this notice of meeting forms part, and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or the Transactions be and are hereby approved; and any two executive Directors be and are hereby authorised to execute all such documents and deeds (and if necessary apply the common seal of the Company thereto) and do and authorise all such acts, matters and things as they may in their discretion consider necessary or desirable on behalf of the Company for the purpose of implementing, and otherwise in connection with, the Agreement and the Transactions or the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations, under the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/or the Transactions, including agreeing any modifications, amendments, waivers, variations or extensions of the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Transactions, as such Directors may deem fit."

By order of the Board
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 25 November 2005

Notes:

(1) The above resolution will be put to the vote at the meeting by way of a poll.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member of the Company. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong not later than 48 hours before the time for holding the meeting (or any adjournment thereof).

(3) The Register of Members of the Company will be closed from Thursday, 8 December 2005 to Tuesday, 13 December 2005, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the above meeting (or any adjournment thereof), all share transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on Wednesday, 7 December 2005.

(4) Shareholders are advised to read the circular to shareholders of the Company dated 25 November 2005 which contains information concerning the resolution to be proposed at the above meeting (or any adjournment thereof).

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此乃白頁 特意留空

附註：

(一) 上述決議案將於會上以投票方式表決。

(二) 有權出席大會及於會上投票之本公司股東，均有權委任代表出席及代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表)。代表人不必為本公司股東。所有委派代表書須於大會(或其任何續會)舉行時間前四十八小時送達本公司之註冊辦事處，地址為香港堅尼地道44號，方為有效。

(三) 本公司將由二零零五年十二月八日(星期四)至二零零五年十二月十三日(星期二)(首尾兩日包括在內)暫停辦理股份過戶工作。為符合資格出席上述大會(或其任何續會)及於會上投票，所有過戶文件連同有關股票須於二零零五年十二月七日(星期三)下午四時正前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

(四) 股東可閱覽本公司於二零零五年十一月二十五日向股東發出之通函，當中載有關於將在上述大會(或其任何續會)提呈之決議案之資料。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(於香港註冊成立之有限公司)
(股份代號：006)

茲通告香港電燈集團有限公司(「本公司」)謹訂於二零零五年十二月十三日(星期二)上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以考慮及酌情通過下列決議案為**普通決議案**(不論有否修訂)：

「**動議**批准本公司根據本公司與長江基建集團有限公司於二零零五年十一月九日訂立之協議(「**該協議**」，其註有「A」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)及在其條件所規限下出售於CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd.及ETSA Utilities之應佔權益及本公司進行之有關交易(統稱為「**該等交易**」，有關詳情載於本公司於二零零五年十一月二十五日向本公司股東發出之通函(「**通函**」，本大會通告為其中部分))，以及實行、行使或實施該協議及／或該等交易項下之任何權利及履行其任何責任；並授權任何兩名執行董事簽立所有有關文件及契據(及如有需要加蓋本公司印鑑)及代表本公司作出及授權彼等酌情認為必需或合宜之一切有關行動、事宜及事情，以實行該協議及該等交易或實行、行使或實施該協議及／或該等交易訂立或與之有關之任何契據、文件、承諾或責任項下之任何權利及履行其任何責任，包括於董事可能視為適合之情況下同意任何修改、修訂、豁免、更改或延長該協議及／或根據該等交易訂立或與之有關之任何契據、文件、承諾或責任。」

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零五年十一月二十五日

12. 備查文件

下列文件由本通函日期起直至及包括二零零五年十二月十二日止之一般營業時間內可於本公司之註冊辦事處香港堅尼地道44號可供查閱：

(a) 該協議；

(b) ETSA夥伴於一九九九年十二月五日訂立之合夥協議，經首份修訂協議(於二零零零年一月二十七日訂立)修訂及重訂，經第二份修訂協議(於二零零三年九月二十六日訂立)進一步修訂及重訂，經第三份修訂協議(於二零零五年十一月八日訂立)進一步修訂及重訂，並經第四份修訂協議(於二零零五年十一月八日訂立)進一步修訂及重訂；

(c) 本通函第16頁所載於二零零五年十一月二十五日發出之獨立董事委員會函件；

(d) 本通函第17至第29頁所載渣打銀行於二零零五年十一月二十五日發出之意見函件全文；及

(e) 本附錄所述渣打銀行之同意書。

渣打銀行已確認，除持有本公司之若干股權(符合上市規則第13.84(1)條就評估其獨立性之指定上限)外，其並無持有本集團任何成員公司之股權或認購或提名他人認購本集團任何成員公司證券之權利(不論是否可合法強制執行)。

渣打銀行概無於自二零零四年十二月三十一日(即本公司編製最近期刊發之經審核綜合財務報表之日期)起由本集團任何成員公司收購或出售或租賃予本集團成員公司或建議由本集團任何成員公司收購或出售或租賃予本集團成員公司之任何資產中擁有任何直接或間接權益。

渣打銀行發出之函件乃於本通函日期發出，以供載入本通函。

8. 同意

渣打銀行已就刊發本通函連同以所示形式及涵義收錄其函件及引述其名稱及函件發出同意書，且迄今並無撤回有關同意書。

9. 訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁或申索，而就董事所知，本集團任何成員公司亦無任何尚未完結或面臨之任何重大訴訟或仲裁或申索。

10. 並無重大逆轉

董事確認，於最後可行日期，彼等並不知悉自二零零四年十二月三十一日(即本集團編製最近期刊發之經審核綜合財務報表之日期)以來，本集團之財政或經營狀況出現任何重大逆轉。

11. 其他資料

(a) 本公司之合資格會計師為甄達安先生，彼為蘇格蘭特許會計師協會會員。

(b) 本公司之秘書為黃莉華女士，彼為英國特許秘書及行政人員公會及香港公司秘書公會資深會士。

(c) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(d) 本通函具有英文本及中文本。如中英文本有任何歧異之處，概以英文本為準。

該等業務有可能與本集團於海外投資發電及輸配設施之業務構成競爭。董事會認為，本集團能獨立及基於本身利益而進行海外業務。當就海外業務進行決策，該等董事在履行作為本公司董事之職責時，將如以往一樣，繼續以本集團及其所有股東之最佳商業利益為依歸。

6. 股東要求進行表決之程序

根據本公司組織章程細則第80條，受上市規則所規限，於任何股東大會上提呈大會投票之決議案須以舉手方式決定，除非(於宣佈舉手表決結果時或之前)下述人士要求以投票方式表決：

(i) 由主席；

(ii) 由至少五名親身或受委代表出席之股東；

(iii) 由任何一名或多名親身或受委代表出席並合計代表不少於所有有權於大會上投票之股東總投票權十分之一之股東；及

(iv) 由一名或多名持有授予大會投票權之本公司股份實繳股款總值等於不少於所有授予該權利之股份之實繳總值十分之一之股東。

除非如上述者要求以投票方式表決，否則主席宣佈決議案以舉手方式通過或一致或以某一大多數通過或不予通過，並記入載述本公司會議程序紀錄之名冊中，有關結果即為該事實之最終憑證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

於股東特別大會上就決議案之投票將以投票表決方式進行。

7. 獨立財務顧問

下列為曾提供本通函所載意見之獨立財務顧問之資格：

名稱	**資格**
渣打銀行	根據證券及期貨條例獲准從事第1(證券交易)、4(就證券提供意見)及6(就機構融資提供意見)受規管活動之持牌法團

共同董事姓名	公司名稱
陸法蘭先生	Li Ka-Shing Unity Trustcorp Limited
陸法蘭先生	Li Ka-Shing Unity Trustee Company Limited
陸法蘭先生	Li Ka-Shing Unity Trustee Corporation Limited
甘慶林先生 周胡慕芳女士	Monitor Equities S.A.
甘慶林先生 周胡慕芳女士	Univest Equity S.A.
甘慶林先生 周胡慕芳女士	Venniton Development Inc.
李澤鉅先生 霍建寧先生 周胡慕芳女士 陸法蘭先生 麥理思先生 甘慶林先生 黃頌顯先生 顧浩格先生	和記黃埔有限公司
李澤鉅先生 霍建寧先生 周胡慕芳女士 陸法蘭先生 甘慶林先生	和記企業有限公司
周胡慕芳女士 陸法蘭先生	Hutchison Infrastructure Holdings Limited

4. 服務合約

於最後可行日期，各董事與本集團任何成員公司概無訂立或建議訂立任何並非於一年內屆滿或在一年內本集團該成員公司不作出賠償(法定賠償除外)則不可終止之服務協議。

5. 董事之競爭業務權益

下列董事霍建寧先生、曹棨森先生、李澤鉅先生、甘慶林先生、麥理思先生、陸法蘭先生及周胡慕芳女士亦為長江基建之董事。長江基建之主要業務為於香港、中國內地及其他國家進行投資及經營基建業務。

（六）根據證券及期貨條例，李嘉誠先生（為The Li Ka-Shing Unity Discretionary Trust（「DT1」）及另一全權信託（「DT2」）之財產授予人，亦根據證券及期貨條例可能被視為該等信託之成立人），Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」）以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited（「TDT2」）以DT2信託人身分均被視為持有上述附註（五）所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited（「Unity Holdco」）擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。

（七）上述所提之20,990,201股本公司之相關股份，實指本公司的同一相關股份之權益及淡倉，因長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港幣股票掛鈎債券而持有。如上述附註（六）所述，根據證券及期貨條例規定，TUT1、TDT1、TDT2及李嘉誠先生均被視為擁有由長實所持有之20,990,201股本公司相關股份之權益及淡倉。

除上文披露者外，於最後可行日期，概無任何人士（本公司董事或最高行政人員除外）曾知會本公司擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份及相關股份之權益或淡倉，或擁有附帶權利可在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上或該等股本之任何購股權。

於最後可行日期，以下本公司董事亦為擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份或相關股份之權益或淡倉之公司之董事：

共同董事姓名	**公司名稱**
李澤鉅先生 麥理思先生 甘慶林先生 霍建寧先生 陸法蘭先生	長江實業（集團）有限公司
李澤鉅先生 甘慶林先生 麥理思先生 霍建寧先生 周胡慕芳女士 陸法蘭先生 曹棨森先生	長江基建集團有限公司
李澤鉅先生 甘慶林先生	Hyford Limited
甘慶林先生 周胡慕芳女士	Interman Development Inc.

於相關股份之淡倉

名稱	身分	持有相關股份數目	佔股權之概約百分比
長江實業(集團)有限公司	受控制公司之權益	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Discretionary Trust信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
身為另一全權信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
李嘉誠	全權信託之成立人及受控制公司之權益	20,990,201 (附註七)	0.98%

附註：

(一) 該等公司乃Hyford Limited(「Hyford」)之直接或間接全資附屬公司，其權益包括在下列附註(二)所述Hyford所持829,599,612股本公司股份之同一股份權益內。

(二) 由於長江基建集團有限公司(「長江基建」)間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述附註(一)所述829,599,612股本公司股份。其權益包括在下列附註(三)所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三) 由於Hutchison Infrastructure Holdings Limited持有長江基建三分之一以上已發行股本，和記企業有限公司持有Hutchison Infrastructure Holdings Limited三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述附註(二)所述829,599,612股本公司股份。

(四) 由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述附註(三)所述829,599,612股本公司股份。

(五) 由於Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註(四)所述之本公司股份權益。

名稱	身分	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
長江基建集團有限公司	受控制公司之權益	829,599,612 (附註二)	—	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612 (附註三)	—	829,599,612	38.87%
和記企業有限公司	受控制公司之權益	829,599,612 (附註三)	—	829,599,612	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612 (附註三)	—	829,599,612	38.87%
長江實業(集團)有限公司	受控制公司之權益	829,599,612 (附註四)	20,990,201 (附註七)	850,589,813	39.85%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612 (附註五)	20,990,201 (附註七)	850,589,813	39.85%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612 (附註六)	20,990,201 (附註七)	850,589,813	39.85%
身為另一全權信託的信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612 (附註六)	20,990,201 (附註七)	850,589,813	39.85%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612 (附註六)	20,990,201 (附註七)	850,589,813	39.85%

於最後可行日期，概無任何董事擁有重大權益及對本集團業務而言屬重大而仍然有效之合約或安排。

概無董事於自二零零四年十二月三十一日(即本公司編製最近期刊發之經審核財務報表之日期)起由本集團任何成員公司收購或出售或租賃予本集團任何成員公司或建議由本集團任何成員公司收購或出售或租賃予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

3. 於本公司股本之主要股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於最後可行日期，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部的條文須向本公司披露的權益或淡倉之股東(本公司董事或最高行政人員除外)如下：

於股份及相關股份之好倉

名稱	身分	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
Silchester International Investors Limited	投資經理	106,773,457	—	106,773,457	5.00%
Interman Development Inc.	實益擁有人	186,736,842 (附註一)	—	186,736,842	8.75%
Venniton Development Inc.	實益擁有人	197,597,511 (附註一)	—	197,597,511	9.26%
Univest Equity S.A.	實益擁有人	279,011,102 (附註一)	—	279,011,102	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674 (附註一)	—	287,211,674	13.46%
Hyford Limited	受控制公司之權益	829,599,612 (附註二)	—	829,599,612	38.87%

公司名稱	本公司所佔股權之百分比
HEI Investment Holdings有限公司	100
HEI Power (Malaysian)有限公司	100
HEI Power Development有限公司	100
HEI Transmission Finance (Australia) Pty有限公司	100
HEI Utilities (Malaysian)有限公司	100
HEI Utilities Development有限公司	100
HKE International有限公司	100
Hong Kong Electric International Finance (Australia) Pty有限公司	100
Hongkong Electric (Cayman)有限公司	100
香港電燈（天然氣）有限公司	100
Hongkong Electric Finance (Cayman)有限公司	100
Hongkong Electric Finance有限公司	100
香港電燈基金管理有限公司	100
港燈國際有限公司	100
Hongkong Electric International Power (Mauritius)有限公司	100
Kentson有限公司	100
Marregon (No.2) Pty有限公司	50
Marregon Pty有限公司	50
Powercor Australia有限公司	50
Powercor Australia Telecommunications Pty有限公司	50
Powercor Pty有限公司	50
Powercor Australia LLC	50
Powercor Australia Holdings Pty有限公司	50
Ratchaburi Power有限公司	25
Rayong Energy Developments有限公司	100
Riverland Investment有限公司	100
Secan有限公司	20
Sigerson Business Corp.	100
Takako Holdings有限公司	100
香港電燈有限公司	100
Utilities Management Pty有限公司	50

於相關股份之淡倉

於最後可行日期，由於李澤鉅先生持有上文附註（一）所述之長實股份權益，又身為本公司董事，故亦被視作持有20,990,201股本公司之相關股份權益，該等相關股份權益乃長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港幣股票掛鈎債券而持有。

除上文所披露者外，於最後可行日期，本公司各董事或最高行政人員概無於本公司或其任何相聯法團的股份、相關股份及債券中擁有根據證券及期貨條例第XV部須知會本公司及聯交所的權益或淡倉，或記載於本公司按證券及期貨條例第三百五十二條而存放之登記冊內的權益或淡倉，或根據標準守則須知會本公司及聯交所的權益或淡倉。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited（「Unity Holdco」）擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

根據證券及期貨條例，李澤鉅先生身為本公司董事，由於根據上文所述及作為DT1及DT2全權信託之可能受益人及身為長實董事，被視為須就由TUT1以UT1信託人身分及TUT1相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有Unity Holdco三分之一已發行股本及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就TUT1以UT1信託人身分及TUT1相關公司持有之長實股份申報權益。

（二） 該等本公司之相關股份，乃長實一家間接持有之全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港幣股票掛鈎債券而持有。

由於李澤鉅先生按上述附註（一）所述，又根據證券及期貨條例被視作持有長實三分之一以上已發行股本權益，又身為本公司董事，故根據證券及期貨條例規定被視為有責任披露持有該等本公司之相關股份權益。

李澤鉅先生按上述附註（一）所述持有的權益，又身為本公司董事，故根據證券及期貨條例亦被視作透過本公司持有本公司相聯法團之股份權益。

下列為本公司相聯法團：

公司名稱	本公司所佔股權之百分比
Alpha Central Profits有限公司	100
港燈協聯工程有限公司	100
匯英有限公司	100
嘉雲建設有限公司	100
CitiPower I Pty有限公司	50
CitiPower II Pty有限公司	50
CKI Power Development有限公司	96.08
CKI Utilities Development有限公司	96.08
CKI/HEI Electricity Assignment有限公司	50
CKI/HEI Electricity Distribution Holdings (Australia) Pty有限公司	50
CKI/HEI Electricity Distribution (Services) Pty有限公司	50
CKI/HEI Electricity Holdings (Malaysian) 有限公司	50
CKI/HEI Electricity Distribution Pty有限公司	50
CKI/HEI Electricity Distribution Two Pty有限公司	50
Coty有限公司	100
Dunway Investment有限公司	100
ETSA Ancillary Pty有限公司	50
ETSA FRC Pty有限公司	50
ETSA Utilities Finance Pty有限公司	50
Fenning有限公司	100
豐澤廣告有限公司	100
Gusbury Enterprises Incorporation	100
HEI Distribution Finance (Australia) Pty有限公司	100
HEI Electricity Distribution (Malaysian) 有限公司	100

1. 責任聲明

本通函載有就遵照上市規則而提供有關本公司的資料。各董事對本通函所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及所信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

董事已批准刊發本通函。

2. 董事權益披露

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於最後可行日期持有本公司及其相聯法團(「相聯法團」)之股份權益如下：

於股份及相關股份之好倉

董事姓名	身分	權益性質	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
李澤鉅先生	子女或配偶權益	家族權益	151,000	—	850,740,813	39.86%
	信託受益人	其他權益	829,599,612 (附註一)	20,990,201 (附註二)		
夏佳理先生	受控制公司之權益	公司權益	2,011	—	2,011	≃0%
李蘭意先生	實益擁有人	個人權益	739	—	739	≃0%

附註：

(一) 該等股份由長江基建集團有限公司(「長江基建」)之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」，為DT1之信託人)及Li Ka-Shing Unity Trustcorp Limited(「TDT2」，為DT2之信託人)持有若干The Li Ka-Shing Unity Trust(「UT1」)單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司(「TUT1相關公司」)共同持有長江實業(集團)有限公司(「長實」)三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司(「和記黃埔」)三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

推薦建議

經考慮上述所有主要因素及理由，吾等認為，該等交易(構成須予披露及關連交易)之條款就有關獨立股東而言屬公平合理，而該等交易符合 貴公司及股東之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東於股東特別大會上投票贊成批准該等交易之普通決議案。

為免生疑問，本函件所載之一切分析及意見乃按代價將會在指示性公開發售價格範圍內而作出。倘首次公開發售價低於1.80澳元(約港幣10.31元)，則本函件所載之一切分析及意見將不適用。

決議案之詳情載於通函末之股東特別大會通告。

此致

香港電燈集團有限公司
獨立董事委員會及獨立股東　台照

代表
渣打銀行(香港)有限公司
董事總經理
張孟坤
謹啟

二零零五年十一月二十五日

(c) 誠如董事會函件第15頁所述，董事認為該等交易符合 貴公司及其股東之整體利益。

8. 該等交易對 貴公司之潛在財務影響

以下載列該協議潛在財務影響之不同分析，乃根據 貴公司截至二零零五年六月三十日止六個月期間之未經審核財務報表而編製。

(a) 盈利

誠如董事會函件所述，根據該等交易之所得款項淨額介乎約948,000,000澳元(約港幣5,432,000,000元)至(惟可能多於)約1,039,000,000澳元(約港幣5,953,000,000元)之預期範圍計算， 貴公司從該等交易之出售事項變現之溢利現時預期將介乎約273,000,000澳元(約港幣1,564,000,000元)至(惟可能多於)約364,000,000澳元(約港幣2,086,000,000元)。

由於該等交易， 貴公司於ETSA及CHEDHA之未來應佔股本權益將減少，故預期來自ETSA及CHEDHA之經常性收入水平可能會較以往年度為低。

(b) 資產淨值

於截至二零零五年六月三十日止， 貴公司之未經審核資產淨值為港幣37,060,000,000元。根據指示性首次公開發售價格範圍計算，該等交易之收益將導致 貴公司之資產淨值增加介乎約港幣1,564,000,000元至(惟可能多於)約港幣2,086,000,000元，即 貴公司之資產淨值將介乎港幣38,624,000,000元至(惟可能多於)約港幣39,146,000,000元。

(c) 資本負債

於截至二零零五年六月三十日止， 貴公司之未經審核負債淨額約為港幣13,629,000,000元。於二零零五年六月三十日， 貴公司之淨資本負債(界定為淨負債除以股東資金)約為37%。根據指示性首次公開發售價格範圍計算，緊隨該等交易完成後， 貴公司之淨資本負債將減至介乎約21%至約20%。

(*d*) *貴公司市場交易倍數比較*

根據　貴公司截至二零零四年十二月三十一日止年度之經審核財務報表及按於二零零五年十一月十八日(即通函付印前之最後可行日期)之收市股價港幣38.10元計算，　貴公司之平均企業價值對銷售淨額倍數、企業價值對EBITDA倍數及企業價值對EBIT倍數分別為8.1倍、10.9倍及13.8倍。按企業價值對EBITDA及企業價值對EBIT倍數計算之代價高於　貴公司之倍數。按企業價值對銷售淨額倍數計算之代價低於　貴公司之倍數。

根據上述可資比較公司及可資比較交易分析，吾等認為，該等交易之代價乃屬公平合理。

7. 其他因素

(a) 緊隨完成及首次公開發售後長江基建將透過其於長江基建一號附屬公司、基金會及Newco之控股權益持有CHEDHA約27.93%應佔權益，以及透過其於長江基建二號附屬公司及基金會之控股權益持有ETSA約27.93%應佔權益。在計算長江基建於完成及首次公開發售後於ETSA及CHEDHA之應佔權益並無計及長江基建透過　貴公司間接持有之權益。　貴公司將透過其於長江基建一號附屬公司及Newco之控股權益持有CHEDHA約27.93%應佔權益，以及透過其於長江基建二號附屬公司之控股權益持有ETSA約27.93%應佔權益。

因此，　貴公司及長江基建將於CHEDHA及ETSA 分別合共擁有約55.85%權益；有關詳情請參閱本通函第10及第12頁。

(b) 吾等已審閱股東協議、ETSA合夥人訂立之經修訂合夥協議及Newco股東訂立之股東協議最終版本之條款(統稱「該等協議」)。董事已確認該等協議將按公平原則商議後按一般商業條款訂立，並符合本公司及股東之整體利益。該等協議之詳情請參閱本通函第9至第13頁第4節。

(c) ***可資比較交易分析***

於挑選可資比較交易時,吾等集中於以往完成之電力業務交易,並已進一步考慮於二零零一年至二零零五年過去五年在澳洲及紐西蘭整體電力行業之交易。此外,吾等集中於具有可公開查閱可靠交易資料之以往交易,並已考慮經挑選公司在業務方面是否與資產公司可資比較。

下表載列吾等之發現:

生效日期	目標	收購人	企業價值/銷售淨額	企業價值/EBITDA	企業價值/EBIT
08/10/05	NGC Holdings Ltd	Vector Ltd	4.8倍	11.9倍	15.7倍
12/14/04	NGC Holdings Ltd	Vector Ltd	4.2倍	10.5倍	13.8倍
10/08/04	Powerco Ltd	Prime Infrastructure Grp	5.3倍	9.0倍	13.8倍
11/02/04	Powerco Ltd	Prime Infrastructure Grp	5.3倍	9.0倍	13.8倍
10/01/04	Contact Energy Ltd	Origin Energy Ltd	4.1倍	13.8倍	20.0倍
07/23/03	United Energy Ltd	UED Holdings Ltd	4.7倍	8.9倍	13.2倍
11/15/02	United Networks Ltd	Vector Ltd	6.9倍	10.4倍	13.9倍
	平均數		**5.0倍**	**10.5倍**	**14.9倍**
	中位數		**4.8倍**	**10.4倍**	**13.8倍**

資料來源:Thomson Financial、彭博


企業價值/銷售淨額
企業價值/EBITDA
企業價值/EBIT
4.1倍
6.9倍
7.2倍
8.9倍
11.0倍
11.4倍
13.8倍
13.2倍
14.9倍
15.5倍
20.0倍
可資比較交易數字
代價之隱含倍數
2.0倍
4.0倍
6.0倍
8.0倍
10.0倍
12.0倍
14.0倍
16.0倍
18.0倍
20.0倍

(b) ***可資比較公司分析***

以下載列從事電力業務之可資比較公司之若干詳情。吾等所挑選之可資比較公司為澳洲及紐西蘭之上市電力公司。

公司	股份代號	年結日	企業價值／銷售淨額	企業價值／EBITDA	企業價值／EBIT
澳洲					
Alinta Ltd	ALN	12/04	3.9倍	12.4倍	17.5倍
Australian Gas Light Co.	AGL	06/05	1.7倍	6.8倍	8.0倍
Origin Energy Limited	ORG	06/05	1.9倍	10.2倍	15.4倍
澳洲公用事業之平均數			*2.5倍*	*9.8倍*	*13.7倍*
紐西蘭					
Contact Energy Limited	CEN	06/05	3.6倍	9.6倍	13.0倍
Horizon Energy Distribution	HED	03/05	5.1倍	10.2倍	13.0倍
Trustpower Limited	TPW	03/05	3.7倍	13.0倍	15.6倍
Vector Ltd	VCT	06/05	7.0倍	13.1倍	19.9倍
紐西蘭公用事業之平均數			*4.9倍*	*11.5倍*	*15.4倍*
澳洲基建基金					
Babcock & Brown Infrastructure	BBI	06/05	10.0倍	14.5倍	19.1倍
Diversified Utilities & Infrastructure Trust	DUE	06/05	6.5倍	10.1倍	14.9倍
澳洲基建基金之平均數			*8.3倍*	*12.3倍*	*17.0倍*
代價之隱含倍數	**低範圍**		**6.9倍**	**11.0倍**	**14.9倍**
	高範圍		**7.2倍**	**11.4倍**	**15.5倍**

資料來源:公司年報、彭博市場數據



企業價值／銷售淨額
2.5倍
6.9倍
7.2倍
8.3倍
企業價值／EBITDA
9.8倍
11.0倍
11.4倍
12.3倍
企業價值／EBIT
13.7倍
14.9倍
15.5倍
17.0倍
可資比較公司
代價之隱含倍數
2.0倍
4.0倍
6.0倍
8.0倍
10.0倍
12.0倍
14.0倍
16.0倍

(a) *分析之基準*

吾等之分析包括(其中包括)(i)與於澳洲及紐西蘭從事電力業務之若干經挑選上市公司作比較(誠如下文(b)段所述);及(ii)考慮於涉及出售電力公司權益之交易所支付之價格(倘可獲得公開資料),並考慮(其中包括)有關公司之業務性質、彼等之營運及財政表現、競爭及監管環境以及是否涉及任何控制權變動。

吾等認為,企業價值對EBITDA倍數之分析為最重要及適當之估值基準。企業價值考慮到不同公司之不同資本架構而經常獲用作所有財務比較分析。透過企業價值對EBITDA倍數之分析,吾等可以集中公司之營運現金流量,從除去因可資比較公司之不同債務結構、稅務結構、固定資產基礎及折舊假設所產生之影響,而提供有意義之比較。作為輔助反覆求證之用,吾等亦有考慮企業價值對銷售淨額倍數及企業價值對EBIT倍數。

然而,由於資產公司與可資比較公司及可資比較交易之市場、業務、營運及前景存在固有差異,故應審慎使用上述市場倍數比較。

6. 該等交易代價之估值

基金會將指示性發售1,009,000,000股股份。釐定 貴公司預期將根據該等交易收取之最低及最高代價之基準請參閱本函件第1段。

總代價 除每股首次公開發售價及股份數目外， 概以百萬澳元為單位		低 元	高 元
每股首次公開發售價（澳元）		1.80	2.00
股份數目（百萬股）		1,009.0	1,009.0
首次公開發售之股本價值		1,816.2	2,018.0
為向該等交易提供資金而籌集之債務		425.0	425.0
總代價		**2,241.2**	**2,443.0**
首次公開發售開支		(136.0)	(136.0)
資產公司49%之淨代價		**2,105.2**	**2,307.0**
CHEDHA及ETSA之 隱含股本價值		4,296.3	4,708.2
貴公司應佔代價	**22.07%**	**948.4**	**1,039.3**
CHEDHA及ETSA之長期債務		7,415.5	7,415.5
CHEDHA及ETSA之現金		(643.7)	(643.7)
CHEDHA及ETSA之隱含企業價值		**11,068.1**	**11,480.0**

資料來源： 公司董事、通函、ETSA及CHEDHA截至二零零四年十二月三十一日止年度之經審核年報、首次公開發售章程

根據指示性公開發售價格範圍，代價：

- 按ETSA及CHEDHA截至二零零四年十二月三十一日止財政年度之合併收益約1,596,000,000澳元計算，相當於企業價值（「企業價值」）對銷售淨額倍數約為6.9倍至7.2倍；

- 按ETSA及CHEDHA截至二零零四年十二月三十一日止財政年度之合併未計利息、稅項、折舊及攤銷前盈利（「EBITDA」）約1,003,000,000澳元計算，相當於企業價值對EBITDA倍數約為11.0倍至11.4倍；及

- 按ETSA及CHEDHA截至二零零四年十二月三十一日止財政年度之合併未計利息及稅項前盈利（「EBIT」）約741,000,000澳元計算，相當於企業價值對EBIT倍數約為14.9倍至15.5倍。

4. 訂立該等交易之理由

董事相信，建議首次公開發售可對資產公司間接作出估值，其價值應大幅高於 貴公司於資產公司之購買價及賬面成本。董事認為，以該理想估值出售 貴公司於資產公司之部分應佔權益，可讓 貴公司變現可觀之收益，並受惠於該出售交易帶來之現金。該出售交易亦可讓 貴公司重新調配其資金，從而提供資金作進一步發展及投資，但同時仍可於資產公司保留重大應佔權益。

5. 代價之基準

董事已確認，代價乃該協議訂約方按公平原則商議後所釐定。基金會目前正申請於澳洲證交所上市。長江基建已向董事確認，指示性首次公開發售價格範圍乃長江基建與聯席牽頭經辦人(「聯席牽頭經辦人」)就首次公開發售按公平原則商議後所達致。董事認為，通過首次公開發售於公開市場訂定價格，為釐定資產公司公允價值之公平方法。

根據累計投標，聯席牽頭經辦人將洽詢準機構投資者(獨立於 貴公司及其聯繫人)於首次公開發售購入基金會股份之意向(「推銷期」)。準投資者將須表明準備按不同價格或某一特定價格購入之基金會股份數目或金額。推銷期之程序乃在獨立於長江基建、 貴公司及／或彼等各自之聯繫人之任何影響下進行。預期該累計投標之推銷期將一直進行至二零零五年十二月十四日為止，其後最終首次公開發售價格將獲釐定，而準機構投資者所表示購入基金會股份之踴躍程度將獲確定。因此，代價將基於最終首次公開發售價格(受根據首次公開發售獲洽詢之獨立第三者(包括專業及機構投資者)踴躍程度所影響)而釐定。

董事認為釐定該等交易代價之基準乃屬公平合理。

截至二零零四年十二月三十一日止年度，Powercor及CitiPower分別自受規管之配電活動產生約73%及83%收益。

3. 資產公司之業務前景

根據董事，ESCOSA及ESC審閱並決定新價格控制措施，該等措施將定期應用於配電收費。釐定指定服務之配電商價格控制時，監管機構須使用消費者物價指數(「消費者物價指數」)減X獎勵架構。收費調整用以讓配電商可以計劃彼等將如何投資及經營配電網絡，及將如何透過向使用網絡之客戶收取配電費用而收回該等活動之成本。總括而言，價格控制機制將讓配電商可在受規管之資產基礎上得到相對穩定及可預測之假設回報。

(a) ETSA

誠如董事所確認，ESCOSA於二零零五年六月完成一項定價決定，列出ETSA由二零零五年七月一日至二零一零年六月三十日期間之定價公式及可容許收益。於其最終之定價決定，ESCOSA將二零零五／零六年度之平均價格較二零零四／零五年度期間之平均受規管收費實質調低4.0%。於其後年度至二零零九／一零年度，客戶價格平均預期將實質(經作出消費者物價指數之調整後)每年上升0.8%。

(b) CHEDHA

就CHEDHA經營所在之維多利亞省而言，ESC於二零零五年十月公佈由二零零六年一月一日至二零一零年十二月三十一日期間之最終定價決定。該等新價格控制將於二零零六年一月一日生效。ESC已調低維多利亞省內五個配電商各自於上述期間之整體收益規定。誠如董事所確認，就Powercor而言，ESC所訂定二零零六年至二零一零年期間之已調低收益規定相等於二零零六年之價格較ESC所訂定之二零零五年平均受規管收費實質調低16.4%。於其後年度至二零一零年，客戶價格平均預期將實質(經作出消費者物價指數之調整後)每年調低1.1%。就CitiPower而言，董事確認，ESC所訂定二零零六年至二零一零年期間之已調低收益規定相等於二零零六年之價格較ESC所訂定之二零零五年平均受規管收費實質調低7.7%。於其後年度至二零一零年，客戶價格平均預期將實質(經作出消費者物價指數之調整後)每年調低1.5%。

預期ETSA及CHEDHA將透過增加配電量、營運效率所產生之成本協同效益及增加不受規管收益而帶來增長，以抵銷配電收費減少之影響。

2. 資產公司之背景

ETSA及CHEDHA主要從事於澳洲之配電業務。CHEDHA為Powercor及CitiPower之控股公司，而CHEDHA經營維多利亞省五個配電業務之其中兩個。ETSA受Essential Services Commission of South Australia（「ESCOSA」）規管，而Powercor及CitiPower則受Essential Services Commission of Victoria（「ESC」）規管。

(a) ETSA

ETSA為南澳洲省唯一主要配電網絡之擁有人兼管理人，該配電網絡為大概178,200平方公里地區內約768,000名客戶供應電力。以下載列摘錄自本通函第13頁之ETSA過往財務資料概要：

年度	十二月三十一日資產／（負債）淨值 百萬澳元	截至十二月三十一日止年度除税及非經常項目前溢利／（虧損）淨額 百萬澳元	截至十二月三十一日止年度除税及非經常項目後溢利／（虧損）淨額 百萬澳元
二零零三年	(88)	(15)	(22)
二零零四年	(96)	5	(8)

截至二零零四年十二月三十一日止年度，ETSA自受規管之配電活動產生約79%收益。

(b) CHEDHA

CHEDHA為Powercor及CitiPower之控股公司。Powercor為澳洲維多利亞省最大配電網絡之擁有人兼管理人，該配電網絡為維多利亞省西部約150,000平方公里地區內約643,000名客戶供應電力。CitiPower擁有及管理服務墨爾本中部商業區及近郊地區之配電業務。CitiPower之配電網絡覆蓋157平方公里，包括配電予墨爾本中部商業區所有主要之政府及私人寫字樓，以及例如墨爾本板球場及聯邦廣場之其他地標。以下載列摘錄自本通函第13頁之CHEDHA過往財務資料概要：

年度	十二月三十一日資產／（負債）淨值 百萬澳元	截至十二月三十一日止年度除税及非經常項目前溢利／（虧損）淨額 百萬澳元	截至十二月三十一日止年度除税及非經常項目後溢利／（虧損）淨額 百萬澳元
二零零三年	338	90	54
二零零四年	516	107	179

融資之款額(估計約為425,000,000澳元(約港幣2,435,000,000元)),扣除首次公開發售之所有有關費用。代價將計算如下:

代價 = (首次公開發售所得款項總額+基金會之銀行融資款額 - 首次公開發售之費用) x 22.0745/49

基金會目前正申請於澳洲證交所上市。首次公開發售價將以累計投標(「累計投標」)方式釐定,目前預期每股基金會股份為1.80澳元(約港幣10.31元)至(惟可能多於)2.00澳元(約港幣11.46元)(「指示性公開發售價格範圍」)。按此價格範圍,預期首次公開發售所得款項總額加基金會之銀行融資款額之總額為約2,241,000,000澳元(約港幣12,841,000,000元)至(惟可能多於)約2,443,000,000澳元(約港幣13,998,000,000元),而預期首次公開發售之估計費用將約為136,000,000澳元(約港幣779,000,000元)。因此,預期最低及最高代價將分別為約948,000,000澳元(約港幣5,432,000,000元)至(惟可能多於)約1,039,000,000澳元(約港幣5,953,000,000元)。

於該等交易完成後,ETSA將由基金會及長江基建二號附屬公司分別擁有49%及51%權益,而長江基建二號附屬公司則由 貴公司及長江基建分別擁有約54.76%及約45.24%權益。Newco將由基金會及長江基建一號附屬公司分別擁有49%及51%權益,而長江基建一號附屬公司則由 貴公司及長江基建分別擁有約54.76%及約45.24%權益。Newco之特定目的為持有CHEDHA全部權益。

該等交易須待下列各項條件達成後,方告完成:

(i) 長江基建股東於長江基建股東特別大會上批准該等交易;

(ii) 按照上市規則之規定,獨立股東批准該等交易及根據該協議擬進行之有關交易及事宜;

(iii) 長江基建董事及董事批准首次公開發售價;

(iv) 重組完成;及

(v) 基金會股份在澳洲證交所上市。

倘上述條件於二零零五年十二月三十一日(或該協議訂約方協定之較後日期)或之前並未達成,則該協議將告失效,而該等交易將不會進行。

該協議之詳情載於通函第5至第15頁所載之董事會函件。

假設並無其他重大資料未有向吾等提供。吾等進一步假設，通函所載一切有關董事預期及意向之聲明將獲達成或實行（視情況而定）。然而，吾等並無對該等資料進行任何獨立核實，亦無對　貴公司或其各附屬公司或ETSA或CHEDHA之業務及事務進行獨立調查。

基於上述假設，吾等認為，吾等已獲得充份資料作為吾等意見之基礎，且並無理由懷疑任何有關資料遭隱瞞，吾等亦不知悉任何事實或情況將致使向吾等提供及作出之資料及陳述失實、不完整、不準確或有所誤導。董事已在作出一切合理查詢後向吾等確認，就彼等所深知及所信，通函並無遺漏任何其他重大事實，致使通函所載任何聲明產生誤導。

吾等之意見必須以已存在並可予評估之金融、經濟、市場、監管及其他狀況以及董事及　貴公司於本意見日期向吾等提供之資料為基礎。吾等並無責任更新此意見，以計入於本意見送達獨立董事委員會及獨立股東日期後發生之事件。吾等並無任何承諾或責任，就於本意見日期後可能為吾等所知之任何事實或事宜之改變而會影響本函件所表達之意見向任何人士提供意見。因此，於完成前可出現倘吾等於達致意見時獲悉則將改變吾等之意見之情況。就　貴公司、ETSA或CHEDHA而言，吾等並無考慮本函件所述任何該等交易之任何稅務或監管後果。

本函件僅供獨立董事委員會及獨立股東作考慮該等交易之用，而除載入通函內及供通函及通函所載獨立董事委員會函件提述外，未經吾等之事先書面同意前，不得引用或提述本函件全文或部份，亦不得將本函件用作任何其他用途。

主要因素及理由

於達致吾等向獨立董事委員會及獨立股東提供之意見時，吾等曾考慮下列主要理由及因素：

1. 該協議之背景

於二零零五年十一月九日，　貴公司宣佈，其與長江基建已訂立該協議。根據該協議，　貴公司同意促使出售而長江基建同意（透過其代理人）收購　貴公司分別於ETSA及CHEDHA之應佔權益約22.07%，代價將按以下兩者之總額計算而釐定：(i)長江基建出售於ETSA及CHEDHA各49%應佔權益之首次公開發售所得款項總額（視乎首次公開發售價而定）；及(ii)基金會將借取一項銀行

以下為獨立財務顧問渣打銀行向獨立董事委員會及獨立股東發出有關該協議及該等交易之函件全文，乃為載入本通函而編製。

Standard Chartered
渣打銀行(香港)有限公司

敬啟者：

須予披露及關連交易

吾等謹此提述於二零零五年十一月二十五日刊發致　貴公司股東之文件(「通函」)。本函件乃為載入通函而編製。除文義另有指明外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零五年十一月九日，　貴公司與長江基建已訂立該協議。根據該協議，　貴公司同意促使出售而長江基建同意(透過其代理人)收購　貴公司分別於ETSA及CHEDHA之應佔權益約22.07%。長江基建目前持有　貴公司已發行股本約38.87%。由於持有該股權，長江基建為　貴公司之控股股東(定義見上市規則)，亦因此為　貴公司之關連人士。根據上市規則，該等交易構成　貴公司之須予披露及關連交易，並須經獨立股東批准，方可作實。

吾等已獲委任就　貴公司與長江基建訂立之該等交易之條款在財政角度上就有關獨立股東而言是否公平合理及該等交易是否符合　貴公司及股東之整體利益，向獨立董事委員會及獨立股東提供意見。

於達致吾等之意見時，吾等乃依賴董事及　貴公司管理層提供之資料及事實以及表達之意見(彼等須就此承擔全部責任)，並假設所有聲明、意見及陳述於作出時以至通函日期在各重大方面均屬真確。吾等依賴該等資料，並認為吾等已獲提供及審閱充份資料及意見，以達致知情觀點及支持吾等依賴通函所載資料之準確性。吾等亦

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

敬啟者：

須予披露及關連交易

出售於
CKI/HEI ELECTRICITY DISTRIBUTION
HOLDINGS (AUSTRALIA) PTY LTD.
及ETSA UTILITIES之應佔權益

本人謹此提述通函，本函件為其中部份。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會已經成立，以就其認為該等交易之條款是否公平合理及該等交易是否符合本公司及股東之整體利益，向獨立股東提供意見。渣打銀行已獲委任就該等交易向獨立董事委員會及獨立股東提供意見。

謹請　閣下垂注載於本通函第5至第15頁之董事會函件及載於本通函第17至第29頁之渣打銀行意見函件，兩份函件均提供該等交易之詳情。

經考慮該協議之條款、渣打銀行之意見及董事會函件所載之有關資料，本人認為，該等交易之條款就有關獨立股東而言乃屬公平合理，而該等交易乃符合本公司及股東之整體利益。

因此，本人建議獨立股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

此致

列位獨立股東　台照

香港電燈集團有限公司
獨立董事委員會
佘頌平
謹啟

二零零五年十一月二十五日

7. 推薦建議

董事相信，訂立該協議及在本函件中所述之有關協議及安排符合本公司及股東之整體利益，而該協議及上述有關協議及安排之條款就股東整體而言屬公平合理。

因此，董事建議股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

根據上市規則，本公司須成立獨立董事委員會，就該等交易向獨立股東提供意見。渣打銀行已獲委任為獨立董事委員會及獨立股東就此之獨立財務顧問。因此，謹請　閣下垂注本通函第16頁所載之獨立董事委員會函件，當中載有其致獨立股東之推薦建議，而渣打銀行之意見函件全文載於本通函第17至第29頁，當中載有其致獨立董事委員會及獨立股東之意見。

8. 股東特別大會

股東特別大會謹訂於二零零五年十二月十三日(星期二)上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行，以考慮及酌情通過決議案為普通決議案，召開大會之通告載於第41至第42頁。

隨函附奉股東特別大會適用之委派代表書。無論　閣下能否出席股東特別大會或任何續會，敬請將隨附之委派代表書按其印備之指示填妥，且無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號。填妥及交回隨附之委派代表書後，　閣下仍可依願親身出席股東特別大會或任何續會並於會上投票。

9. 其他資料

務請垂注本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
香港電燈集團有限公司
主席
霍建寧

二零零五年十一月二十五日

5. 該等交易之財務影響及該等交易之所得款項

本公司分別持有ETSA及CHEDHA 50%應佔權益之期間超過十二個月。不計及任何稅務影響及以審核後為準，按照該等交易之所得款項淨額估計為約948,000,000澳元(約港幣5,432,000,000元)至(惟可能多於)約1,039,000,000澳元(約港幣5,953,000,000元)計算，預期在該等交易中本公司從出售事項變現之溢利為約273,000,000澳元(約港幣1,564,000,000元)至(惟可能多於)約364,000,000澳元(約港幣2,086,000,000元)。該收益將使本公司之資產淨值上升。本公司擬將該等交易之所得款項淨額撥作營運資金。

6. 一般事項

根據上市規則，該等交易構成本公司之須予披露及關連交易，並須經(其中包括)獨立股東於股東特別大會上批准，方可作實。

任何於該等交易中擁有重大權益之關連人士，以及任何其他於該等交易中擁有重大權益之股東及彼等各自之聯繫人須就決議案放棄投票。

長江基建目前持有本公司已發行股本約38.87%。由於持有該股權，長江基建為本公司之控股股東，亦因此為本公司之關連人士。長江基建及其聯繫人將就決議案放棄投票。就董事於作出一切合理查詢後所深知、所得資料及確信，於最後可行日期，長江基建及該等聯繫人各自有權就其於本公司之股份之投票權行使控制權。

由於黃頌顯先生及顧浩格先生(三名獨立非執行董事之其中兩名)亦為和黃(長江基建為其附屬公司)之獨立非執行董事，故彼等將不會獲委任為獨立董事委員會之成員。

因此，僅佘頌平先生獲委任為獨立董事委員會之唯一成員，以就決議案向獨立股東提供意見。

ETSA及CHEDHA於截至二零零四年十二月三十一日止財政年度之經審核除稅及非經常項目前及後溢利／(虧損)淨額，以及截至二零零三年十二月三十一日止年度之有關數字如下：

	截至二零零三年十二月三十一日止年度		截至二零零四年十二月三十一日止年度	
	除稅及非經常項目前	除稅及非經常項目後	除稅及非經常項目前	除稅及非經常項目後
	百萬澳元	百萬澳元	百萬澳元	百萬澳元
ETSA	(15)	(22)	5	(8)
CHEDHA	90	54	107	179

ETSA及CHEDHA於二零零四年十二月三十一日之經審核資產／(負債)淨值及於二零零三年十二月三十一日之有關數字如下：

	二零零三年十二月三十一日	二零零四年十二月三十一日
	百萬澳元	百萬澳元
ETSA	(88)	(96)
CHEDHA	338	516

自收購該等權益以來，本公司持有ETSA及CHEDHA之權益已於本公司之賬目內列為「聯營公司權益」並按成本記錄。ETSA及CHEDHA之業績及資產與負債以權益會計法計入本公司之賬目內。

於完成後，長江基建及本公司各自之全資附屬公司(為彼等所持長江基建一號附屬公司及長江基建二號附屬公司權益之登記持有人)將訂立股東協議，以規管長江基建一號附屬公司及長江基建二號附屬公司之事務。根據股東協議，長江基建一號附屬公司及長江基建二號附屬公司董事會及股東之所有決定均須獲一致通過，以及在未得到所有股東同意下，不會集資或轉讓股份。因此，儘管本公司於完成後持有長江基建一號附屬公司及長江基建二號附屬公司之間接股權將超過50%，本公司仍會於其賬目內將長江基建一號附屬公司、長江基建二號附屬公司、ETSA、CHEDHA及Newco之業績及資產與負債列為「聯營公司權益」並按成本記錄，而非綜合於該等賬目內。

該等交易後


長江基建
本公司
45.24%
54.76%
9.9%
100%
基金會
長江基建一號
附屬公司
49%
51%
Newco
100%
CHEDHA
100%
Powercor
CitiPower

* 以上各項百分比僅為約數。

附註： 該等中介控股公司僅為投資控股公司，並無任何資產（惟彼等各自於ETSA及CHEDHA之25.5%權益除外）或負債。長江基建及本公司已促使彼等各自之全資附屬公司（為彼等所持該等中介控股公司權益之登記持有人）訂立一項股東協議，規管該等中介控股公司之事務，以致彼等之董事會及股東所作出之一切決定均須獲一致通過。該等中介控股公司並非入賬列為長江基建或本公司之附屬公司。

該等交易後


長江基建
本公司
45.24%
54.76%
9.9%
100%
長江基建二號附屬公司
基金會
51%
49%
100%
ETSA

(ii) CHEDHA

該等交易前


長江基建
本公司
3.92%
96.08%
100%
49%
中介控股公司
(附註)
25.5%
25.5%
100%
CHEDHA
100%
Powercor
CitiPower

於完成後，Newco將由基金會及長江基建一號附屬公司分別擁有49%及51%權益，而長江基建一號附屬公司則由本公司及長江基建分別擁有約54.76%及約45.24%權益。Newco之特定目的為持有CHEDHA全部權益。

CHEDHA為Powercor及CitiPower之控股公司。Powercor為澳洲維多利亞省最大配電網絡之擁有人兼管理人，該配電網絡為維多利亞省西部約150,000平方公里地區內約643,000名客戶供應電力。CitiPower擁有及管理服務墨爾本中部商業區及近郊地區之配電業務。CitiPower之配電網絡覆蓋157平方公里，包括配電予墨爾本中部商業區所有主要之政府及私人寫字樓，以及例如墨爾本板球場及聯邦廣場之其他地標。

於完成後，本公司、長江基建(為本公司之關連人士)及基金會將訂立股東協議，以規管Newco之事務。根據股東協議之條款，Newco將由一個董事會控制，除若干基本企業事宜外，該董事會以過半數票決定各項事宜。基金會及長江基建一號附屬公司對Newco均無控制權。凡股東向Newco提供資金，均按比例進行，股東不願參與者除外，且除非得到股東同意，否則不得要求股東提供任何資金。在優先購買權機制之條款規限下，Newco之股份可予轉讓。

下圖為該等交易前後，資產公司之簡明股權架構：

(i) ETSA

該等交易前


長江基建
本公司
100%
長江基建二號附屬公司
3.92%
96.08%
100%
中介控股公司
(附註)
49%
25.5%
25.5%
100%
ETSA

3. 訂立該等交易之理由及利益

本集團之主要業務為發電及向香港島輸配電力。目前，本公司及長江基建為於資產公司各佔一半權益之夥伴，本公司亦為長江基建英國氣體分銷業務之合作夥伴。

長江基建為多元化之基建公司，目前主力發展、投資及經營香港、中國內地、澳洲、英國、加拿大及菲律賓之基建業務。

於完成後，本公司及長江基建將各自於ETSA及CHEDHA分別持有約27.93%應佔權益。

基金會之建議上市可對資產公司間接作出估值，其價值應大幅高於本公司於資產公司之購買價及賬面成本。本公司認為，以該理想估值出售其於資產公司之部分應佔權益，可讓本公司變現可觀之收益，並受惠於該出售交易帶來之現金。該出售交易亦可讓本公司重新調配其資金，從而提供資金作進一步發展及投資，但同時仍可於資產公司保留重大應佔權益。

4. 有關資產公司之資料

ETSA為南澳洲省唯一主要配電網絡之擁有人兼管理人，該配電網絡為大概178,200平方公里地區內約768,000名客戶供應電力。本公司目前擁有ETSA之50%應佔權益，ETSA為在南澳洲省成立之合夥公司，本公司於該合夥公司之50%應佔權益受各合夥人訂立之合夥協議所管轄。

於完成後，ETSA將由基金會及長江基建二號附屬公司分別擁有49%及51%權益，而長江基建二號附屬公司則由本公司及長江基建分別擁有約54.76%及約45.24%權益。於完成後，ETSA之合夥人將包括長江基建二號附屬公司及基金會各自之全資附屬公司，彼等將訂立經修訂合夥協議，管轄合夥人之關係及合夥公司之管理。根據該合夥協議，ETSA由一個合夥委員會控制，除若干基本企業事宜外，該合夥委員會以過半數票決定各項事宜。基金會及長江基建二號附屬公司對合夥委員會均無控制權。倘ETSA有資金需求，ETSA各合夥人有權按其各自之資本比例參與提供資金，惟彼等概無義務向ETSA墊付資金。除得到所有其他合夥人同意外，不得向現有合夥人以外之人士出售合夥公司之權益。於完成後，ETSA合夥人之擁有人將訂立一項協議，據此，合夥公司股份之轉讓須受有關協議之其他訂約方享有優先購買權所規限。

(iii) 長江基建董事及董事批准首次公開發售價；

(iv) 重組完成；及

(v) 基金會股份在澳洲證交所上市。

倘上述條件於二零零五年十二月三十一日(或該協議訂約方協定之較後日期)或之前並未達成，則該協議將告失效，而該等交易將不會進行。

此外，倘：(a)於長江基建股東特別大會上，長江基建股東並無給予上文條件(i)所述之批准；或(b)於股東特別大會上，獨立股東並無給予上文條件(ii)所述之批准；或(c)長江基建董事或董事並無給予上文條件(iii)所述之批准，則於發生(a)、(b)或(c)時(以最早者為準)，該協議將告失效，而該等交易將不會進行。

完成

倘條件已全部達成，則該等交易將於二零零五年十二月二十一日完成。

目前，本公司分別於ETSA及CHEDHA擁有50%應佔權益。該等交易將以下述方式進行：

(i) 於完成後，本公司將其於CHEDHA之50%應佔權益轉讓予長江基建一號附屬公司，而長江基建一號附屬公司將於完成時由長江基建及本公司分別擁有約45.24%及約54.76%權益。長江基建一號附屬公司為投資控股公司，故於緊接完成前並無任何資產(於CHEDHA之1%應佔權益除外)或負債。於完成後，長江基建一號附屬公司之唯一資產為擁有CHEDHA之51%應佔權益，而本公司於CHEDHA之應佔權益則由50%減至約27.93%；及

(ii) 於完成後，本公司透過CKI Utilities Development Limited及HEI Utilities Development Limited將其於ETSA之50%應佔權益轉讓予長江基建二號附屬公司，而長江基建二號附屬公司將於完成時由長江基建及本公司分別擁有約45.24%及約54.76%權益。長江基建二號附屬公司為投資控股公司，故於緊接完成前並無任何資產(於ETSA之1%應佔權益除外)或負債。於完成後，長江基建二號附屬公司之唯一資產為擁有ETSA之51%應佔權益，而本公司於ETSA之應佔權益則由50%減至約27.93%。

代價將按本函件「代價」一段所載之方式計算，有關款項於完成時將以現金付予本公司。

訂約方

(i) 長江基建；及

(ii) 本公司。

本公司將向長江基建出售之資產

(i) 於ETSA之應佔權益約22.07%；及

(ii) 於CHEDHA之應佔權益約22.07%。

代價

代價將於完成後全數以現金支付。代價將按以下方式釐定，即參考以下兩者之總額：(i)首次公開發售所得款項總額；及(ii)基金會將借取一項銀行融資之款額（估計約為425,000,000澳元（約港幣2,435,000,000元）），扣除首次公開發售之所有有關費用：

代價 = （首次公開發售所得款項總額＋基金會之銀行融資款額 － 首次公開發售之費用） x 22.0745/49

基金會目前正申請於澳洲證交所上市。首次公開發售價將以累計投標方式釐定，目前預期為每股基金會股份1.80澳元（約港幣10.31元）至（惟可能多於）2.00澳元（約港幣11.46元）。按此價格範圍，預期首次公開發售所得款項總額（連同基金會之銀行融資款額）為約2,241,000,000澳元（約港幣12,841,000,000元）至（惟可能多於）約2,443,000,000澳元（約港幣13,998,000,000元），而預期首次公開發售之估計費用將約為136,000,000澳元（約港幣779,000,000元）。因此，預期最低及最高代價將分別為約948,000,000澳元（約港幣5,432,000,000元）至（惟可能多於）約1,039,000,000澳元（約港幣5,953,000,000元）。該價格範圍乃長江基建與聯席牽頭經辦人就首次公開發售按公平原則商議後所達致。代價及其釐定準則乃該協議訂約方按公平原則磋商後所達致。該協議訂約方認為，通過首次公開發售於公開市場訂定價格，為釐定ETSA及CHEDHA公允價值之公平方法。

先決條件

該等交易須待下列各項條件達成後，方告完成：

(i) 長江基建股東於長江基建股東特別大會上批准該等交易；

(ii) 按照上市規則之規定，獨立股東於股東特別大會上批准該等交易及根據該協議擬進行之有關交易及事宜；

ETSA及CHEDHA之應佔權益約22.07%，代價將按以下兩者之總額計算而釐定：(i)出售於ETSA及CHEDHA各49%應佔權益之首次公開發售所得款項總額（視乎首次公開發售價而定）；及(ii)基金會將借取一項銀行融資之款額約425,000,000澳元（約港幣2,435,000,000元），並扣除首次公開發售之所有有關費用。首次公開發售價將以累計投標方式釐定，目前預期每股基金會股份為1.80澳元（約港幣10.31元）至（惟可能多於）2.00澳元（約港幣11.46元）。按此價格範圍，預期最低及最高代價將分別為約948,000,000澳元（約港幣5,432,000,000元）至（惟可能多於）約1,039,000,000澳元（約港幣5,953,000,000元），代價之詳情載於本函件「代價」一段。基金會現正申請於澳洲證交所上市。

長江基建目前持有本公司已發行股本約38.87%。由於持有該股權，長江基建為本公司之控股股東（定義見上市規則），亦因此為本公司之關連人士。根據上市規則，該等交易構成本公司之須予披露及關連交易。該等交易須經獨立股東於股東特別大會上批准，方可作實。長江基建及其聯繫人將就決議案放棄投票。

獨立董事委員會經已成立，就該等交易向獨立股東提供意見。渣打銀行已獲委任為獨立財務顧問，就該等交易向獨立董事委員會及獨立股東提供意見。

根據上市規則第14.40條，該等交易須經長江基建股東於長江基建股東特別大會上批准，方可作實。於二零零五年十一月九日，長江基建接獲Hutchison Infrastructure Holdings Limited之確認，表示其將於長江基建股東特別大會上投票贊成有關批准該等交易之決議案。Hutchison Infrastructure Holdings Limited（和黃之全資附屬公司）持有長江基建已發行股本約84.58%，除透過長江基建之股權外，該公司並無於該協議擁有任何權益。

本通函旨在(i)向　閣下提供有關該協議及該等交易之進一步資料；(ii)載列獨立董事委員會及渣打銀行就該等交易之意見及推薦建議；及(iii)向　閣下發出股東特別大會通告，會上將提呈決議案為普通決議案以尋求獨立股東批准該等交易。

2. 該協議之詳情

該協議

日期

二零零五年十一月九日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

執行董事：
霍建寧先生(主席)
曹棨森先生(集團董事總經理)
甄達安先生
甘慶林先生
李蘭意先生
李澤鉅先生
陸法蘭先生

註冊辦事處：
香港
堅尼地道44號

非執行董事：
夏佳理先生
周胡慕芳女士
顧浩格先生*
麥理思先生
余頌平先生*
黃頌顯先生*
余立仁先生

* 獨立非執行董事

敬啟者：

須予披露及關連交易

出售於 CKI/HEI ELECTRICITY DISTRIBUTION HOLDINGS (AUSTRALIA) PTY LTD. 及ETSA UTILITIES之應佔權益

1. 緒言

於二零零五年十一月九日，本公司宣佈與長江基建已訂立該協議。根據該協議，本公司同意促使出售而長江基建同意(透過其代理人)收購本公司分別於

「該等交易」	指	根據該協議，本公司向長江基建出售於ETSA之應佔權益約22.07%及於CHEDHA之應佔權益約22.07%
「澳元」	指	澳元，澳洲之法定貨幣
「港幣」	指	港幣，香港之法定貨幣

僅供參考之用，澳元兑港幣乃按1.00澳元 = 港幣5.73元換算。

「首次公開發售價」	指	基金會就其建議於澳洲證交所上市首次公開發售基金會股份所按之發售價
「最後可行日期」	指	二零零五年十一月十八日，即本通函付印前以確定本通函所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市發行人董事進行證券交易的標準守則
「Newco」	指	CHEDHA Holdings Pty Ltd.，於澳洲維多利亞省註冊成立之有限公司
「Powercor」	指	於澳洲維多利亞省經營之Powercor配電業務
「重組」	指	本公司轉讓其於CHEDHA之50%應佔權益，以換取Newco之50%權益(將由本公司之全資附屬公司持有)，本公司將因此透過Newco持有CHEDHA之50%應佔權益
「決議案」	指	本通函末所載股東特別大會通告內載列擬於股東特別大會上提呈之普通決議案
「渣打銀行」	指	渣打銀行(香港)有限公司，根據證券及期貨條例獲准從事第1(證券交易)、4(就證券提供意見)及6(就機構融資提供意見)受規管活動之持牌法團
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司之股東
「股東協議」	指	長江基建及本公司各自之全資附屬公司將於完成時訂立之股東協議，以規管長江基建一號附屬公司及長江基建二號附屬公司之事務
「股份」	指	本公司股本中每股面值港幣1元之普通股
「聯交所」	指	香港聯合交易所有限公司

「代價」	指	長江基建就該等交易應付本公司之總代價
「董事」	指	本公司之董事
「股東特別大會」	指	本公司謹訂於二零零五年十二月十三日(星期二)上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行之股東特別大會，大會通告載於本通函第41至第42頁，以批准該等交易及根據該協議擬進行之一切其他相關交易及事項
「ETSA」	指	ETSA Utilities，於南澳洲省成立之合夥公司，於南澳洲省擁有兼管理ETSA配電業務
「基金會」	指	Spark Infrastructure Fund，將於澳洲證交所上市之合併集團，成員包括Spark Infrastructure RE Limited(作為Spark Infrastructure Trust之負責實體)、Spark Infrastructure Holdings No.1 Limited、Spark Infrastructure Holdings No.2 Limited及Spark Infrastructure Holdings International Limited
「基金會股份」	指	基金會之合併證券，將於澳洲證交所上市
「本集團」	指	本公司及其附屬公司
「和黃」	指	和記黃埔有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：013)
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由佘頌平先生組成之獨立董事委員會，以就該等交易向獨立股東提供意見
「獨立財務顧問」	指	獨立董事委員會及獨立股東有關該等交易之獨立財務顧問
「獨立股東」	指	股東(長江基建及其聯繫人除外)
「首次公開發售」	指	基金會股份之首次公開發售

釋義

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「該協議」	指	長江基建與本公司於二零零五年十一月九日訂立之協議
「資產公司」	指	ETSA、Powercor及CitiPower
「聯繫人」、「關連人士」及「控股股東」	指	上市規則所賦予之涵義
「澳洲證交所」	指	澳大利亞證券交易所有限公司
「董事會」	指	董事會
「CHEDHA」	指	CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd.，於澳洲註冊成立之有限公司，並為Powercor及CitiPower之控股公司
「CitiPower」	指	於澳洲維多利亞省經營之CitiPower配電業務
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「長江基建董事」	指	長江基建之董事
「長江基建股東特別大會」	指	長江基建就批准(其中包括)該等交易而將予舉行之股東特別大會
「長江基建股東」	指	長江基建之股東
「長江基建一號附屬公司」	指	CKI Spark Holdings No. One Limited，於巴哈馬群島註冊成立之有限公司
「長江基建二號附屬公司」	指	CKI Spark Holdings No. Two Limited，於巴哈馬群島註冊成立之有限公司
「本公司」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，註冊編號為46996，其股份於聯交所主板上市(股份代號：006)
「完成」	指	該等交易之完成
「該等條件」	指	有關完成之先決條件

此乃要件　請即處理

閣下如對本通函內容任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下香港電燈集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之委派代表書送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)

(股份代號：006)

須予披露及關連交易

出售於 CKI/HEI ELECTRICITY DISTRIBUTION HOLDINGS (AUSTRALIA) PTY LTD. 及ETSA UTILITIES之應佔權益

獨立董事委員會及獨立股東之獨立財務顧問

Standard Chartered

渣打銀行(香港)有限公司

董事會函件載於本通函第5至第15頁，而獨立董事委員會之函件則載於本通函第16頁。

獨立財務顧問致獨立董事委員會及獨立股東之意見函件全文載於本通函第17至第29頁。

在本公司於二零零五年十二月十三日(星期二)上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行之股東特別大會上，將提呈決議案以批准本通函所述事宜。

日期為二零零五年十一月二十五日召開股東特別大會之通告載於本通函第41至第42頁。

無論　閣下能否出席股東特別大會或任何續會，敬請將隨附之委派代表書按其印備之指示填妥，且無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號。填妥及交回隨附之委派代表書後，　閣下仍可依願親身出席股東特別大會或任何續會並於會上投票。

二零零五年十一月二十五日

目 錄

頁次

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「該協議」	指	長江基建與本公司於二零零五年十一月九日訂立之協議
「資產公司」	指	ETSA、Powercor及CitiPower
「聯繫人」、「關連人士」及「控股股東」	指	上市規則所賦予之涵義
「澳洲證交所」	指	澳大利亞證券交易所有限公司
「董事會」	指	董事會
「CHEDHA」	指	CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd.，於澳洲註冊成立之有限公司，並為Powercor及CitiPower之控股公司
「CitiPower」	指	於澳洲維多利亞省經營之CitiPower配電業務
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「長江基建董事」	指	長江基建之董事
「長江基建股東特別大會」	指	長江基建就批准(其中包括)該等交易而將予舉行之股東特別大會
「長江基建股東」	指	長江基建之股東
「長江基建一號附屬公司」	指	CKI Spark Holdings No. One Limited，於巴哈馬群島註冊成立之有限公司
「長江基建二號附屬公司」	指	CKI Spark Holdings No. Two Limited，於巴哈馬群島註冊成立之有限公司
「本公司」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，註冊編號為46996，其股份於聯交所主板上市(股份代號：006)
「完成」	指	該等交易之完成
「該等條件」	指	有關完成之先決條件